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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   ORCHARD SUPPLY HARDWARE STORES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   ORCHARD SUPPLY HARDWARE STORES CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   685691107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STEPHEN M. HILBERG
                   ORCHARD SUPPLY HARDWARE STORES CORPORATION
                                6450 VIA DEL ORO
                           SAN JOSE, CALIFORNIA 95119
                                 (408) 281-3500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                                   COPIES TO:

                             RICHARD J. WELCH, ESQ.
                               RIORDAN & MCKINZIE
                             300 SOUTH GRAND AVENUE
                                   29TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 629-4824

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Orchard Supply Hardware Stores Corporation, a Delaware corporation (the "Company" or "Orchard"). The principal executive offices of the Company are located at 6450 Via Del Oro, San Jose, California. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated August 21, 1996 (the "Schedule 14D-1"), filed by Grove Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of Sears, Roebuck and Co., a New York corporation (the "Parent" or "Sears"), to purchase all outstanding shares of Common Stock (the "Shares") at $35.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Schedule 14D-1 and related letter of transmittal (which, as amended and extended from time to time, together constitute the "Offer"). The Offer is made pursuant to that certain Agreement and Plan of Merger, dated August 14, 1996 (the "Merger Agreement"), by and among the Company, the Purchaser and the Parent.

  The principal executive offices of the Purchaser and the Parent are located at 3333 Beverly Road, Hoffman Estates, Illinois.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated April 10, 1996, relating to the Company's Annual Meeting of Stockholders held on May 23, 1996, which is incorporated herein by this reference (the "Proxy Statement"), under the headings "Security Ownership of Certain Beneficial Owners and Management," "Information Concerning Incumbent Directors and Nominees to Board of Directors," "The Board of Directors," "Executive Officers, Compensation and Other Information," "Summary Compensation Table," "Option Grants Table," "Option Exercises and Year End Value Table" and "Report of the Compensation Committee of the Board of Directors" on pages 2 through 11 of the Proxy Statement.

  Ward Agreement. Dale D. Ward, Executive Vice President and Chief Operating Officer of the Company, has an employment agreement renewable annually providing for a base salary of $220,000 per year and a bonus of up to 30% of such base salary under the Company's Executive Incentive Compensation Plan. Pursuant to this agreement, on April 8, 1996, Mr. Ward was granted the option to purchase 10,000 shares of the Company's Common Stock at an exercise price of $24.15 per share. During the first full year of employment or after the first full year of employment, in the event Mr. Ward is terminated without cause the Company shall pay Mr. Ward's base salary (but not fringe benefits or perquisites or other compensation) for a period of twelve months from the date of termination.

  Jenkins Agreement. Pursuant to a Letter Agreement, dated August 14, 1996, by and between Orchard Supply Hardware Corporation and Maynard Jenkins, in the event a "person" or a "group" acquires "beneficial ownership" (within the meanings given such terms under Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of greater than 51% of (a) the capital stock of Orchard Supply Hardware Stores Corporation or (b) the capital stock or assets of Orchard Supply Hardware Corporation, on or before December 30, 1996, through one or a series of transactions (a "Change of Control"), Mr. Jenkins is entitled to payment of a special bonus in cash in an amount equal to the lesser of (x) $800,000 or (y) $1,475,000 less any amounts attributable to any options to purchase the Company's Common Stock held by him that are treated as "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended ("Section 280G"), on the Payment Date

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(as defined below), payable on January 15, 1997 provided there has been a
Change of Control (the "Payment Date"). Mr. Jenkins is entitled to such payment provided that he is employed by the Company on the date of the Change of Control and that he (i) is employed by the Company or, if applicable, the surviving or successor corporation, on the Payment Date or (ii) after the Change of Control but prior to the Payment Date, his employment has been terminated without "cause" by the Company or the surviving or successor corporation or (iii) after the Change of Control but prior to the Payment Date, his employment has been terminated due to his death or total disability for any consecutive six-month period.

  In addition, in the event that after a Change of Control Mr. Jenkins' employment is terminated by the Company or, if applicable, the surviving or successor corporation (including termination of that certain Employment Agreement between the Company and Mr. Jenkins, as amended (the "Employment Agreement") under Section 6(a) thereof by the Company or the surviving or successor corporation), other than termination for "cause" or due to his death or total disability for any consecutive six-month period, Mr. Jenkins shall be entitled to the following additional amounts: (a) such amount, if any, in cash which would otherwise be payable to Mr. Jenkins under Section 6(c) of the Employment Agreement but for the limitation contained in such section with respect to Section 280G; and (b) payment of an amount intended to cover the additional taxes incurred by Mr. Jenkins as a result of the application of
Section 280G to the special bonus, the amount otherwise payable under Section 6(c) of the Employment Agreement and the amount attributable under any options to purchase Common Stock held by Mr. Jenkins.

  Parent Discussions with Jenkins. The Parent and Mr. Jenkins have had preliminary discussions regarding the compensation and benefits that Mr. Jenkins may receive after the Effective Time. Mr. Jenkins may become eligible to participate in the Parent's Annual Incentive and Long-Term Incentive Plans, and may receive common shares of the Parent, stock options and other rights with respect to common shares of the Parent. Also, Mr. Jenkins may become eligible to receive performance incentives, bonuses and other compensation and benefits under other programs of the Parent. The Parent and Mr. Jenkins have not entered into an agreement or made any commitment with respect to the nature or amount of such compensation and benefits.

  Option Payment Agreements. The Company has advised the Parent that pursuant to the Merger Agreement the Company has entered into separate option payment agreements (collectively, the "Payment Agreements") with holders of outstanding options to purchase shares of Common Stock ("Company Options") under the Company's Amended 1989 Nonqualified Stock Option Plan, the Company's 1993 Stock Option Plan, the Company's 1993 Non-Employee Directors Stock Option Plan and the Company's 1996 Non-Employee Directors Stock Option Plan (collectively, the "Stock Option Plans"). The Payment Agreements describe, as applicable, the various termination and acceleration provisions of the Stock Option Plans that are triggered by the Offer or the Merger, the Board's determination to accelerate the vesting provisions of all outstanding Company Options to the date of consummation of the Offer and provide for the surrender to the Company of all Company Options for an amount in cash equal to the Merger Consideration less the applicable exercise price per share of the Company Options and less all taxes required to be withheld from such payment (the "Option Consideration"). The Payment Agreements further provide that payment of the Option Consideration will be made after the acceptance of the Shares for payment and purchase pursuant to the Offer and the surrender by the optionholder of the Company Options. Directors Morton Godlas, William A. Hall and Mac Allen Culver will also be paid $10,000 each after consummation of the Offer to relinquish option rights under the 1996 Non-Employee Directors Stock Option Plan with respect to the option each elected in lieu of receiving an annual retainer of $10,000.

  Severance and Other Arrangements. The Parent has agreed that certain senior executives of the Company (other than Mr. Jenkins) will be eligible for a cash severance payment if they are involuntarily terminated by the Company (other than for cause). In the case of each of Messrs. Ward and Hilberg, payment would equal 100% of his annual base salary, plus 100% of his annual target bonus for the year of termination. Other senior executives will be eligible to receive a severance payment in cash in an amount determined by Mr. Jenkins consistent with past practice but not to exceed an amount equal to 100% of annual base salary plus 100% of annual target bonus for the year of termination. In consideration of such severance arrangements, the senior executives will agree to customary non-compete arrangements in the event of voluntary termination of employment with the Company.

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  The Parent has also agreed that certain senior executives of the Company
(other than Mr. Jenkins) will be eligible for a retention bonus if they continue in employment with the Company until the first anniversary of the Effective Time. Mr. Jenkins will determine the amount of each executive's bonus, but it will not be less than 50% of such executive's annual base salary. The aggregate of all such retention bonuses will not exceed $1,400,000.

  (b)(2) Merger Agreement.

  The following is a summary of certain provisions of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference and a copy of which has been filed as an exhibit to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

  The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Annex A to the Merger Agreement ("Annex A"). These conditions include the absence of
(i) a change, occurrence or circumstance in the Company's business having a Material Adverse Effect, (ii) any breach in the Company's representations, warranties or agreements which has a Material Adverse Effect, (iii) any action or proceeding by any government or governmental authority or agency seeking to restrain or prohibit the making or consummation of the Offer or the Merger which could reasonably be expected to have a Material Adverse Effect or which seeks damages which, if assessed against the Company, would have a Material Adverse Effect, provided there is a reasonable likelihood such damages would be assessed, (iv) any statute, rule, regulation, judgment, order or injunction that has a substantial likelihood of resulting in any of the consequences referred to in clause (iii), (v) any general suspension of trading on the New York Stock Exchange, Inc., any other national securities exchange, or NASDAQ for one full trading day, the declaration of a banking moratorium and certain wars or armed hostilities. The Purchaser has agreed that, without the written consent of the Company, no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share payable in the Offer, which imposes conditions to the Offer in addition to the Minimum Condition and those other conditions described in Annex A, which increases the minimum number of Shares that must be tendered as a condition to the acceptance for payment and payment for the Shares, which waives the Minimum Condition if such waiver would result in less than a majority of the outstanding Shares on a fully diluted basis, assuming the exercise of all outstanding options to purchase shares of Common Stock and the conversion of all outstanding Preferred Shares in accordance with their terms (the "Fully Diluted Shares") being accepted for payment or paid for pursuant to the Offer, or which otherwise amends the terms of the Offer (including any of the conditions set forth in Annex A) in a manner that is materially adverse to the holders of Shares. The Purchaser may, without the consent of the Company, extend the Offer if, at the scheduled expiration date of the Offer, any of the conditions to the Purchaser's obligation to purchase Shares have not been satisfied until such time as such conditions are satisfied. In the event that at any scheduled expiration date of the Offer, either of the conditions described in paragraphs (ii) (which relates to expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")) and (iii)(a) or (b) (which generally relate to government proceedings, but only in the event that clause (b) is not satisfied due to the entry of an appealable judgment, order or injunction) of Annex A is not satisfied, the Purchaser shall extend the Offer from time to time until no later than December 31, 1996 (any such extension, an "Extension Period"). During any Extension Period, the parties shall consult with each other and use their respective best efforts to cause paragraph (ii) or (iii)(a) or (b) (but only in the event that clause (b) is not satisfied due to the entry of an appealable judgment, order or injunction), as the case may be, of Annex A to be satisfied. Except as set forth in the two immediately preceding sentences, the conditions described in Annex A are for the sole benefit of the Parent and the Purchaser and may be asserted by the Parent or the Purchaser regardless of the circumstances giving rise to any such condition (including any action or inaction by the Purchaser, unless any such action or inaction by the Purchaser would constitute a breach by the Purchaser of any of its covenants under the Merger Agreement) or may be waived by the Parent or the Purchaser, in whole or in part, at any time and from time to time, in its sole discretion. The Parent will make available sufficient funds sufficiently in advance of the Effective Time (as defined below) to consummate the Offer in accordance with the provisions of the Merger Agreement.

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  The Merger. The Merger Agreement provides that, following the purchase of
Shares pursuant to the Offer, the approval of the Merger Agreement by the stockholders of the Company (if required) and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged with and into the Company (the "Surviving Corporation"). The Merger shall become effective at such time as a Certificate of Merger or, if applicable, a Certificate of Ownership and Merger is filed with the Secretary of State of the State of Delaware, or at such later time as is specified therein (the "Effective Time"). As a result of the Merger, all of the properties, rights, privileges and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

  At the Effective Time, by virtue of the Merger (i) each issued and outstanding Share held in the treasury of the Company, or by the Parent or any wholly owned subsidiary of the Parent shall be cancelled, and no payment shall be made with respect thereto; (ii) each share of common stock of the Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above and except for Shares held by stockholders exercising appraisal rights pursuant to
Section 262 of the General Corporation Law of the State of Delaware ("DGCL"), be converted into the right to receive $35.00 in cash or any higher price per share that may be paid pursuant to the Offer, without interest (the "Merger Consideration") and (iv) each Preferred Share outstanding immediately prior to the Effective Time shall be converted into the right to receive cash in an amount equal to the product of $35.00 (or such higher price per share that may be paid pursuant to the Offer) and the number of Shares into which such Preferred Share is convertible immediately prior to the Effective Time plus accrued and unpaid dividends with respect thereto in accordance with the terms of the Preferred Shares, without interest.

  The Merger Agreement provides that the Certificate of Incorporation of the Company will be amended at the Effective Time to read as set forth in Exhibit A to the Merger Agreement, and the By-Laws of the Purchaser at the Effective Time will be the By-Laws of the Surviving Corporation, subject to the obligation of the Purchaser and the Parent to continue in force and effect certain indemnification provisions of the Company's By-Laws. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

  Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be different from the price being paid in the Offer. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

  Termination of Stock Options and Stock Option Plans. The Company has entered into agreements in respect of Company Options pursuant to the Company's Stock Option Plans and any other Company Options the

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Company has granted that are identified in the Merger Agreement, providing for the payment upon surrender of such Company Options upon consummation of the Offer or at the Effective Time of an amount of cash per share subject to each such Company Option equal to the difference between the exercise price of such Company Option and the Merger Consideration, less an amount equal to all taxes required to be withheld from such payment. Any Company Options not so surrendered or exercised one day prior to the Effective Time, or 10 days prior to the Effective Time in the case of the Company's Amended 1989 Nonqualified Stock Option Plan, shall terminate in accordance with the terms of the applicable Stock Option Plan or option agreement pursuant to which such Company Options were granted. The Company has advised the Parent that it has accelerated all Company Options and pursuant to the Merger Agreement has entered into separate Option Payment Agreements with respect to all Optionees. Directors Godlas, Hall and Culver will also be paid $10,000 each to relinquish option rights under the 1996 Non-Employee Directors Stock Option Plan with respect to the option each elected in lieu of receiving an annual retainer of $10,000.

  Recommendation. The Company represents and warrants in the Merger Agreement that the Board has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Agreement and the transactions contemplated thereby and (iii) resolved to recommend acceptance of the Offer, the tender of the Shares thereunder and approval and adoption of the Merger Agreement and the Merger by the Company's stockholders. This recommendation of the Board may be withdrawn, modified or amended if the Board determines in its good faith judgment, based as to legal matters on the written advice of outside legal counsel, that the exercise of the directors' fiduciary duties requires such withdrawal, amendment or modification. Any such withdrawal, modification or amendment may give rise to certain termination rights on the part of the Parent and the Purchaser, as described below.

  Interim Agreements of the Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will conduct its business and operations only in the ordinary and usual course of business consistent with past practice. The Merger Agreement provides that the Company and its subsidiaries will use their reasonable best efforts to preserve intact the business organization of the Company and its subsidiaries, to keep available the services of their operating personnel and to preserve the goodwill of suppliers and others having business relationships with them; provided, however, that any inability of the Company or its subsidiaries to keep available the services of such operating personnel or to maintain any such business relationships (including with suppliers) despite its aforesaid reasonable best efforts to do so shall not constitute a breach of the Merger Agreement. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of the Parent: (i) amend its Certificate of Incorporation or By-Laws; (ii)(a) create, incur or assume any indebtedness for money borrowed, including obligations in respect of capital leases, except (A) purchase money mortgages granted in a manner consistent with past practice, and (B) indebtedness for borrowed money incurred in the ordinary course of business, provided, however, that the Company and its subsidiaries may incur (x) indebtedness for borrowed money under credit facilities existing as of April 28, 1996 and (y) indebtedness which refinances indebtedness which is declared due and payable or tendered to the Company or any subsidiary in accordance with the terms thereof as a result of the consummation of the Offer, provided, that (1) Purchaser shall not have designated a majority of directors to serve on the Board pursuant to Section
2.08 of the Merger Agreement and (2) the Company shall have consulted with the Parent and the Parent shall have approved the terms of such refinancing indebtedness (which consent may not be unreasonably withheld) or (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; provided, however, that the Company may endorse negotiable instruments in the ordinary course of business consistent with past practice; (iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Common Stock and Preferred Shares (except for regular dividends on the Preferred Shares in accordance with their terms) or any other capital stock of any subsidiary;
(iv) issue, sell, grant, purchase or redeem, or issue, whether by dividend or otherwise, or sell any

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securities convertible into or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe to or otherwise purchase, or subdivide or in any way reclassify, any shares of capital stock or other securities of the Company, except for the issuance of Shares issuable upon conversion of the Preferred Shares in accordance with their terms or the exercise of Company Options outstanding on the date of the Merger Agreement;
(v)(a) increase the aggregate amount of compensation payable or to become payable by the Company or any subsidiary to its directors, officers or employees whether by salary or bonus or (b) increase the rate or term of, or otherwise alter, any bonus, insurance, pension, severance or other employee benefit plan, payment or arrangement made to, for or with any such directors, officers or employees; (vi) enter into any agreement, commitment or transaction, except agreements, commitments or transactions in the ordinary course of business consistent with past practice or settlements with the Internal Revenue Service or other similar authority as permitted by the Merger Agreement; (vii) sell, transfer, mortgage, pledge or grant any security interest, lien or other encumbrance on any asset other than in the ordinary course of business consistent with past practice and except (a) pursuant to the Credit Agreement, dated as of August 8, 1995, between the Company and the Bank of America National Trust and Savings Association or (b) in connection with any permitted purchase money mortgages permitted by Section 6.01(b)(i)(A) of the Merger Agreement; (viii) waive any right under any contract or other agreement identified in the Company Disclosure Letter; (ix) other than as and when required by any change in generally accepted accounting principles, make any material change in its accounting or tax methods or practices or make any material change in depreciation or amortization policies or rates adopted by it for accounting or tax purposes or, other than normal writedowns or writeoffs consistent with past practices, make any writedowns of inventory or writeoffs of notes or accounts receivable; (x) make any loan or advance to any of its stockholders, officers, directors, employees (other than advances to field sales personnel, vacation advances, relocation advances and travel advances in each case made in the ordinary course of business in a manner consistent with past practice), or make any other loan or advance to any other person or group otherwise than in the ordinary course of business consistent with past practice; (xi) terminate or fail to renew, where such renewal is at the Company's or subsidiary's option, any contract or other agreement other than in the ordinary course of business, the termination or failure of which to renew would have a Material Adverse Effect (as defined below); (xii) enter into any collective bargaining agreement or employment agreement; (xiii) make any addition to or modification of the Company's existing employee benefits plans or adopt any new employee benefit plan; (xiv) take, agree to take or do, or with respect to anything within the Company's or subsidiary's control, knowingly permit to be done or to be taken any action in the conduct of its business which (a) would cause any of the representations of the Company to be or become untrue in any material respect, and (b) would reasonably be expected to have a Material Adverse Effect; (xv) fail to comply with all applicable filing, payment, withholding, collection and record retention obligations under all applicable federal, state, local and foreign tax laws; or (xvi) agree to do any of the foregoing.

  When used in the Merger Agreement, the term "Material Adverse Effect" means a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiary considered on a consolidated basis or on the ability of the Company, the Parent or the Purchaser to consummate the transactions contemplated by the Merger Agreement, or any event or events which, individually or in the aggregate, constitute or, with the passage of time, would constitute a "Material Adverse Effect."

  Other Agreements of the Parent, the Purchaser and the Company. In the Merger Agreement, the Company, its present affiliates and their respective officers, directors, employees, investment bankers, attorneys and other representatives and agents have agreed that they shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any business combination with the Company, subject to certain exceptions. The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited written requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements in customary form that (i) do not prohibit or restrict disclosure of any matter to the Parent other than confidential information regarding any such corporation, partnership, person or other entity or group and (ii) contain terms not more favorable to such corporation, partnership, person or other entity or group than the terms contained in the Confidentiality Agreement, and may participate in discussions and negotiate with such corporation, partnership, person or other entity or group

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concerning any proposed merger, sale of assets, sale of shares of capital stock, acquisition of Shares other than pursuant to the Offer or the Merger or similar transaction involving the Company or any division or subsidiary of the Company (an "Acquisition Proposal"), only if the Board determines in its good faith judgment, based as to legal matters on the written advice of outside legal counsel, (i) that the exercise of the fiduciary duties of the directors requires the taking of such action, and, after consultation with all its principal advisors in connection with the transactions contemplated in the Merger Agreement and (ii) that such Acquisition Proposal is a bona fide written Acquisition Proposal that would, upon consummation thereof, result in a transaction more favorable to the stockholders of the Company than the transactions contemplated in the Merger Agreement and in the good faith reasonable judgment of the Board (based upon the advice of all of its principal advisors in connection with the transactions contemplated in the Merger Agreement), is proposed by a corporation, partnership, person or other entity or group with sufficient financial resources available to it or available from third parties to consummate such transaction and is probable to be consummated (a "Superior Proposal"). Except as set forth above, neither the Company or any of its present affiliates, nor any of its or their respective officers, directors, employees, representatives or agents shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than the Parent and the Purchaser, any affiliate or associate of the Parent and the Purchaser or any designees of the Parent and the Purchaser) concerning any Acquisition Proposal or take any other action to facilitate the making of a proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal. The Company shall advise the Parent orally and in writing of any Acquisition Proposal and any inquiry or contact with any person with respect to the acquisition of a substantial equity interest in or substantial assets of the Company or its subsidiaries (including without limitation, successive Acquisition Proposals, inquiries or contacts) and will, in such notice, indicate the identity of the offeror and the material terms and conditions of any such Acquisition Proposal, including without limitation, price. The Company shall give the Parent one business day's advance notice of any agreement to be entered into or any information to be supplied to the person making such Acquisition Proposal. Except in accordance with the terms of the Merger Agreement, neither the Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parent or the Purchaser the approval or recommendation by the Board of the Offer, the Merger or the Merger Agreement, or (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing, nothing in the Merger Agreement shall prevent the Board from approving or recommending to the Company's stockholders any unsolicited Acquisition Proposal by a third party as contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act (and, in connection therewith, withdrawing or modifying the approval or recommendation by the Board of the Offer, the Merger or the Merger Agreement) in the event any unsolicited Acquisition Proposal shall have been made by a third party, if, in the good faith judgment of the Board, based as to legal matters on the written advice of outside legal counsel, that withdrawing or modifying such approval or recommendation is required under applicable law in the proper discharge of the directors' fiduciary duties.

  Pursuant to the Merger Agreement, between the date of the Merger Agreement and the Effective Time, the Company will give the Parent and the Purchaser and their authorized representatives reasonable access to all personnel, books, records, stores, offices, and other facilities and properties of the Company and its subsidiaries, will permit the Parent and the Purchaser to make such inspections (other than environmental investigations) as the Parent and the Purchaser may reasonably request and will cause the Company's officers to furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Purchaser may from time to time reasonably request.

  The Merger Agreement provides that promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of directors pursuant to this paragraph) and (ii) the percentage that the aggregate number of shares of Common Stock owned by the Purchaser or any affiliate of Purchaser bears to the total number of shares of Common Stock then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Company shall cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the Board to be appointed to (i) each committee of the Board, (ii) the board of directors of each subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the earlier of (i) the time the Purchaser acquires a majority of the Fully Diluted Shares, and (ii) the Effective Time, the Company shall use its best efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of each subsidiary as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of such boards and committees. If the Purchaser exercises its right to designate directors of the Company, it expects to nominate the directors of Purchaser identified on Annex I to the Schedule 14D-1 and, if additional directors are necessary to comprise a majority of the Board, to select from among such of Parent's executive officers identified in the Schedule 14D-1 who agree to be nominated and to serve as directors of the Company as further described on
Schedule I hereto.

  Pursuant to the Merger Agreement, the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as practicable (provided the Purchaser shall have accepted for payment Shares tendered pursuant to the Offer) for the purposes of voting on the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated thereby, except as set forth below.

  The Merger Agreement provides that, at the Parent's request, the Company will promptly prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement") and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time and obtain the necessary approvals by its stockholders of the Merger Agreement. The Parent has agreed to vote and to cause its affiliates (including without limitation, the Purchaser) to vote all Shares owned by them and to exercise all voting rights or proxies held by them in favor of adoption of the Merger Agreement. Notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the outstanding Shares (assuming conversion of all outstanding Preferred Shares in accordance with their terms) and the Purchaser so requests, the Parent, the Purchaser and the Company will take all actions necessary and appropriate to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 253 of the DGCL.

  The Parent has agreed that all rights to indemnification now existing in favor of present and former directors, officers and employees of the Company and its subsidiaries ("Indemnified Parties") as provided in the Company's By-Laws or limitations of liability in the Company's Certificate of Incorporation as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect for a period of at least five years. The Parent has agreed to cause to remain in full force and effect and cause the Surviving Corporation to fully perform all indemnity agreements with Indemnified Parties in effect on the date of the Merger Agreement. For a period of at least five years after the Effective Time, the Parent and the Surviving Corporation will indemnify and hold harmless, to the maximum extent permitted by applicable law, each Indemnified Party and advance expenses in connection with such indemnification. In addition, the Parent has agreed that for five years after the Effective Time, the Parent will cause the Surviving Corporation to use reasonable efforts to maintain, if available for an annual premium not in excess of $60,000, officers' and directors' liability insurance with respect to acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms no less favorable than those of such policy in effect on the date of the Merger Agreement or at the Effective Time, or if such insurance coverage is not available for an annual premium not in excess of $60,000, to obtain the amount of coverage that is available for an annual premium of $60,000.

  The Merger Agreement provides that the Company, the Purchaser and the Parent will each use their best efforts to consummate the transactions contemplated by the Merger Agreement.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including without limitation, representations by the Company as to corporate existence and good standing, subsidiaries, capital structure, corporate authorization, consents and approvals, taxes, brokers and finders, undisclosed liabilities, certain changes or events concerning its businesses, compliance with applicable law, employee benefit plans, litigation and environmental liabilities. In addition, the Company represented to the Parent and the Purchaser that the Board, at a meeting duly called and held, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company, and (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Stockholder Agreement and the transactions contemplated thereby in all respects and that such approval constitutes approval of the Offer, the Merger Agreement, the Merger and the Stockholder Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

  Conditions to the Merger. The obligations of each of the Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction of certain conditions, which have not been waived at or prior to the Closing of the Merger, including (i) the Merger Agreement shall have been adopted by the requisite vote, if any is required, of the stockholders of the Company in accordance with applicable law; (ii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger; and
(iii) any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have terminated or expired. The obligation of the Purchaser and the Parent to effect the Merger is further subject to satisfaction of the conditions, unless waived by the Parent, that (i) the Purchaser shall have accepted for payment Shares tendered pursuant to the Offer, provided that this condition will be deemed satisfied with respect to the Purchaser and the Parent if the Purchaser shall have failed to purchase Shares pursuant to the Offer in violation of the terms of the Offer, (ii) the Company shall have performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by it at or prior to the Effective Time, provided that this clause (ii) shall not apply after the Purchaser has designated a majority of directors to serve on the Board as provided in the Merger Agreement and Purchaser's Designees constitute a majority of the Board and
(iii) there shall have been no change in the Board's recommendation that the stockholders of the Company accept the Offer. The obligation of the Company to effect the Merger is further subject, unless waived by the Company, to the Parent and the Purchaser having performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by each of them at or prior to the Effective Time.

  Termination. The Merger Agreement may be terminated and the Offer (if the Purchaser has not accepted Shares for payment) and the Merger may be abandoned at any time prior to the Effective Time: (i) by mutual written consent of the Parent, the Purchaser and the Company; (ii) by the Parent and the Purchaser or by the Company if Shares have not been purchased pursuant to the Offer on or before December 31, 1996 or the Closing of the Merger shall not have occurred on or prior to June 30, 1997; (iii) by the Parent and the Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger or the acceptance for payment of and payment for the Shares and such order, decree, ruling or other action shall have become nonappealable; (iv) by the Parent and the Purchaser if, due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in Annex A, but subject to the Purchaser's obligation to extend the Offer in certain circumstances set forth in the Merger Agreement, the Purchaser shall have (a) failed to commence the Offer within five business days of the public announcement of the Offer and the Merger or (b) terminated the Offer or allowed the Offer to expire without the purchase of any Shares thereunder; (v) by the Company if (a) there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Company which would entitle the Parent or the Purchaser to terminate the Merger Agreement pursuant to clause (vi) of this paragraph and, due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in Annex A, the Purchaser shall have (A) failed to commence the Offer within five business days of the public announcement of the Offer and the Merger or (B) terminated the Offer or allowed the Offer to expire without the purchase of any Shares thereunder, or (b) prior to the purchase of Shares pursuant to the Offer, a corporation, partnership, person or other entity or group shall have made a Superior Proposal and based as to legal matters on the written advice of outside legal counsel, the Board in its good faith judgment has determined that the exercise of the directors' fiduciary duties requires the Company to terminate the Merger Agreement, provided that such termination under this clause (b) shall not be effective until payment of the Termination Fee (as defined below); (vi) by the Parent and the Purchaser prior to the purchase of Shares pursuant to the Offer if (a) there shall have been a breach of any representation or warranty on the part of the Company having a Material Adverse Effect, (b) there shall have been a breach of any covenant or agreement on the part of the Company resulting in a Material Adverse Effect or
(c) the Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer, or shall have adopted any resolution to effect any of the foregoing, provided that the Parent and the Purchaser may not terminate the Merger Agreement pursuant to this clause (c) if, as a result of the Company's receipt of an Acquisition Proposal from a third party, (A) the Company issues to its stockholders a communication that contains only the statements permitted by Rule 14d-9(e) under the Exchange Act (and does not otherwise withdraw, modify or amend its approval of recommendation of the transactions contemplated by the Merger Agreement) and (B) within five business days of issuing such communications the Company publicly reconfirms its approval and recommendation of the transactions contemplated by the Offer, the Merger Agreement and the Merger; or (vii) by the Company if (a) there shall have been a breach of any representation or warranty on the part of the Parent or the Purchaser which materially adversely affects the consummation of the Offer or the Merger, or (b) there shall have been a material breach of any covenant or agreement on the part of the Parent or the Purchaser and which materially adversely affects the consummation of the Offer or the Merger.

  Termination Fee and Expenses. In the event that (i) the Parent and the Purchaser terminate the Merger Agreement pursuant to clause (vi)(a) or (vi)(b) of the preceding paragraph, (ii) the Merger Agreement is terminated in the manner described in clause (v)(b) or (vi)(c) of the preceding paragraph, or
(iii) an entity or group (other than the Parent or the Purchaser) shall have made and not withdrawn a proposal with respect to a Third Party Acquisition (as defined below) and (x) the Offer shall have remained open until December 31, 1996, (y) the Minimum Condition shall not have been satisfied at such date, and (z) within six months after December 31, 1996, a Third Party Acquisition shall be consummated, the Company shall reimburse the Parent, the Purchaser and their affiliates (not later than one business day after submission of statements therefor) for all actual documented out-of-pocket fees and expenses actually and reasonably incurred by any of them or on their behalf in connection with the Offer and the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, reasonable attorneys' fees, reasonable fees payable to financing sources, investment bankers, counsel to any of the foregoing, and accountants and filing fees and printing costs) up to the maximum sum of $1,500,000. In the event that (i) the Company terminates the Merger Agreement pursuant to clause (v)(b) of the preceding paragraph, (ii) the Parent and the Purchaser terminate the Merger Agreement pursuant to clause (vi)(c) of the preceding paragraph or (iii) the consummation of a Third Party Acquisition as described in clause (iii) of the first sentence of this paragraph, the Company shall pay to the Purchaser the amount of $14,000,000 (the "Termination Fee") as liquidated damages immediately upon such termination or consummation of a Third Party Acquisition, as well as all amounts to which the Parent and the Purchaser would be entitled pursuant to the immediately preceding sentence.

  "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes any partnership, limited partnership, syndicate or other "group" (as such term is used in Section 13(d)(3) of the Exchange Act)) or entity other than the Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 50% of the total assets of the Company and its subsidiaries; (iii) the acquisition by a Third Party of 50% or more of the Shares, assuming conversion of outstanding Preferred Shares in accordance with their terms; or (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend.

  Pursuant to the Merger Agreement, in the event of the termination of the Merger Agreement and abandonment of the Offer and the Merger, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its affiliates, directors, officers or stockholders, provided that a party will not be relieved from liability for any damages arising out of any wilful or intentional breach of the Merger

Agreement or from their obligations with respect to brokers and finders, the Termination Fee, expenses of the parties and confidentiality of information.

  Costs and Expenses. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

  Amendments and Modifications. Subject to applicable law, at any time prior to the Effective Time, the Merger Agreement may be amended, modified or supplemented by a written agreement of the Parent, the Purchaser and the Company executed by duly authorized officers of the respective parties except that after the earlier of (i) the purchase by the Purchaser of a majority of the Fully Diluted Shares and (ii) the meeting of the stockholders of the Company to approve the Merger, the price per share to be paid pursuant to the Merger Agreement to the holders of the Shares may not be decreased and the form of consideration to be received by the holders of the Shares in the Merger may not be altered, and no other amendment which would adversely affect the holders of Shares or Preferred Shares may be made, without approval of the applicable holders.

  The Stockholder Agreement. Concurrently with the execution of the Merger Agreement, the Purchaser and the Parent entered into a Stockholder Tender and Option Agreement (the "Stockholder Agreement") with FS Equity Partners II, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (collectively, the "Stockholders") and the Company. The Stockholders own an aggregate of 1,604,043 Shares assuming full conversion of 800,000 Preferred Shares held by the Stockholders (representing approximately 18.2% of the Shares outstanding on August 1, 1996 on a fully diluted basis, assuming no exercise of outstanding Company Options, and 17.5% assuming the exercise of all outstanding Company Options). Pursuant to the Stockholder Agreement, each Stockholder has agreed to convert all of the Preferred Shares owned by it into Shares, and to tender and sell all Shares owned by it (including any Shares acquired upon conversion of Preferred Shares) to the Purchaser pursuant to and in accordance with the terms of the Offer. On the date the Shares are accepted for payment and purchased by Purchaser pursuant to the Offer, the Purchaser will make payment by wire transfer to each Stockholder of the purchase price for such Shares, which shall be the same purchase price per share received by other stockholders of the Company in the Offer. In the event that the Offer is consummated (i) on or after September 1, 1996 but not later than September 15, 1996 or (ii) on or after December 1, 1996 but not later than December 15, 1996, the Parent shall pay to each Stockholder cash equal to the amount of the dividend which otherwise would be paid on September 15, 1996 or December 15, 1996, as the case may be, on any Preferred Shares owned of record by such Stockholder on the preceding September 1 or December 1, as the case may be.

  Pursuant to the Stockholder Agreement, each Stockholder has granted to Parent an irrevocable option (the "Stock Option") to purchase the Shares and Preferred Shares owned by it (the "Option Shares") at a purchase price per share of $35.00 and $56.00, respectively. The option price for the Preferred Shares equals the Offer Price multiplied by the number of Shares into which the Preferred Shares are convertible. In the event that (i) the Company terminates the Merger Agreement for the reason that, prior to the purchase of Shares pursuant to the Offer, a third party shall have made a Superior Proposal and, based as to legal matters on the written advice of outside legal counsel, the failure to terminate the Merger Agreement and accept such offer would constitute a breach of the fiduciary duties of the directors under applicable law, (ii) the Parent and the Purchaser terminate the Merger Agreement for the reason that the Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer, or shall have adopted any resolution to effect any of the foregoing or (iii) the Offer is consummated, the Stock Option will become immediately exercisable upon the first to occur of any such events and remain exercisable until the date which is 60 days after the occurrence of such event (except in the case of clause (iii) above, in which case the Stock Option shall be exercised in full by the Parent immediately with the purchase price per share paid in the Offer (with the purchase price for the Preferred Shares adjusted to an as converted basis, if appropriate) to be paid on the same business day to the Stockholders by wire transfer), but shall not be exercisable in each case unless: (x) all waiting periods under the HSR Act, required for the purchase of Shares and Preferred Shares upon such exercise shall have expired or been waived, with Parent hereby agreeing to use its best efforts to promptly cause such waiting period to be terminated, and with the HSR Act filing for the Offer and Merger also covering full exercise of the Stock Option and (y) there shall not then be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Stock Option pursuant to the Stockholder Agreement, provided that if such injunction or other order has become final and nonappealable, the Stock Option shall terminate; and provided further, that if the Stock Option is not exercisable because the circumstances described in clauses (x) and (y) do not exist, then the Stock Option shall be exercisable for the 10-day period commencing on the date that the circumstances set forth in clauses (x) and (y) do exist.

  Pursuant to the Stockholder Agreement, if the Parent exercises the Stock Option pursuant to clause (i) or (ii) of the preceding paragraph and, within one year following the termination of the Merger Agreement in accordance with its terms, the Parent (i) transfers, sells or otherwise disposes of any or all of the Option Shares, including without limitation, by means of a tender or exchange of any or all of the Option Shares pursuant to a tender or exchange offer involving the capital stock of the Company (a "Disposition"), provided that any conversion of the Preferred Shares into Common Stock in accordance with their terms shall not constitute a Disposition, (ii) converts the Option Shares into or receives cash, capital stock, other securities or any other consideration in or as a result of a Third Party Acquisition (as such term is defined in the Merger Agreement), or (iii) alone or as part of a syndicate or group, other than pursuant to the Merger Agreement, (x) acquires the Company by merger or otherwise, (y) acquires more than 50% of the assets of the Company and its subsidiary, taken as a whole, or (z) acquires 50% or more of the Shares (assuming conversion of all outstanding Preferred Shares in accordance with their terms), Parent shall pay to the Stockholders within five days thereafter the amount equal to the Profit (as defined below) Parent shall receive, if any, pursuant to a Disposition or Third Party Acquisition or the Spread (as defined below) in the case of a transaction described in clause
(iii) above. "Profit," for purposes of the Stockholder Agreement, means (i) the product of (a) the number of Option Shares Parent transfers, sells, tenders, exchanges or otherwise disposes of pursuant to a Disposition or Third Party Acquisition times (b) the amount of the per share consideration received by Parent pursuant to such Disposition or Third Party Acquisition in excess of the purchase price of such Option Shares set forth in the preceding paragraph (adjusted to reflect the conversion of the Preferred Shares, if appropriate). "Spread," for purposes of the Stockholder Agreement, means the product of (a) the aggregate number of Option Shares times (b) the amount of the highest per share price paid by the Parent to other stockholders of the Company in a transaction described in clause (iii) above (valuing any non-cash consideration at its fair market value on the date of such consummation) in excess of the purchase price of such Option Shares set forth in the preceding paragraph (adjusted to reflect the conversion of the Preferred Shares, if appropriate).

  Pursuant to the Stockholder Agreement, the Company and certain of the Stockholders have amended the Registration Rights Agreement between the Company and two of the Stockholders (the "Registration Rights Agreement"). The amendment provides for, among other things, demand and "piggyback" registration rights for all of the Shares (including Shares issued upon conversion of Preferred Shares) owned by the Stockholders and limits the holder of such shares to two demand registration requests. The Stockholders have agreed to assign all of their rights under the Registration Rights Agreement to the Parent, such assignment to be effective upon exercise of the Stock Option.

  The Stockholder Agreement remains in effect until the earliest to occur of
(i) the date the Merger Agreement is terminated in accordance with its terms, provided that the provisions regarding the Stock Option described above and the restrictions on transfer described in the next succeeding paragraph shall not terminate until 60 days thereafter (or such later time as permitted by the Stockholder Agreement) if the Merger Agreement was terminated pursuant to clause (i) or (ii) of the third preceding paragraph, (ii) the purchase of all the Shares pursuant to the Offer and (iii) February 15, 1997; provided that if the Stock Option is exercised, the provisions regarding registration rights shall survive termination of the Stockholder Agreement.

  During the term of the Stockholder Agreement, no Stockholder will, except pursuant to the terms of the Offer, (i) offer to sell, sell, pledge or otherwise dispose of or transfer (except by operation of law in a merger or business combination of the Company with or into any other entity or entities) any interest in or encumber with any lien any of the Shares or Preferred Shares, (ii) acquire any shares of Common Stock, Preferred Stock or other securities (except for additional shares of Common Stock or securities issued upon conversion of the Preferred Shares in accordance with their terms or as a result of a stock dividend, stock split, recapitalization or similar event and any such additional shares of Common Stock or securities will be deemed to constitute Shares for purposes of the Stockholder Agreement), (iii) deposit the Shares into a voting trust or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares or (iv) enter into any contract, option or other arrangement or undertaking with respect to the sale, assignment or other disposition of or transfer of any interest in or the voting of any Shares or any other securities of the Company. In addition, each Stockholder has agreed not to initiate, solicit (including by way of furnishing information), encourage or respond to or take any other action knowingly to facilitate, any inquiries or the making of any proposal by any person or entity (other than Parent or an affiliate of Parent) with respect to the Company that constitutes or reasonably may be expected to lead to, an Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any person or entity acting on behalf of such Stockholder to do any of the foregoing.

  Pursuant to the Stockholder Agreement, beginning on the date thereof and ending on the earlier of the termination of the Stockholder Agreement or the last date the Stock Option is exercisable, each Stockholder has agreed to vote each Share owned by it at any annual, special or adjourned meeting of the stockholders of the Company or execute a written consent in lieu thereof: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement; and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (b) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; and (c)(A) any change in a majority of the persons who constitute the Board as of the date of the Stockholder Agreement, except as contemplated by the Merger Agreement; (B) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws, as amended to the date of the Stockholder Agreement;
(C) any other material change in the Company's corporate structure or business; or (D) any other action which, in the case of each of the matters referred to in clauses (c)(A), (B), (C) and (D), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement.

  The Confidentiality Agreement. The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent agreed to keep confidential all information concerning the Company furnished to it by the Company (the "Evaluation Material"), to use the Evaluation Material solely for the purpose of evaluating and negotiating a possible business combination or acquisition transaction (a "Transaction") involving the Company and, except in connection with the Offer and the Merger, not to, without the prior written consent of the Board, until May 31, 1998, acquire or offer to acquire any securities or assets of the Company or enter into or propose to enter into any business combination involving the Company or seek to influence the management of the Company or interfere with the Company's employment relationship with any person who becomes known to the Parent in connection with the Transaction.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Board Action. At a meeting held on August 12, 1996, the Board reviewed the Offer, the Merger, the Merger Agreement and the Stockholder Agreement, and also reviewed the Company's second quarter financial results and other matters pertaining to the Offer and the Merger. At this meeting, the Board also received a presentation from Montgomery Securities ("Montgomery") and from the Company's legal counsel. At a meeting held on August 14, 1996, the Board, by the unanimous vote of its directors, determined that the Offer, the Merger, the Merger Agreement and the Stockholder Agreement are fair to, and in the best interests of, the

Company's stockholders. The Board recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and recommended that the Company's stockholders approve and adopt the Merger Agreement. Additionally, at such meeting, Montgomery delivered its fairness opinion to the Board, dated August 14, 1996 (the "Fairness Opinion") that, as of the date of such opinion, the consideration to be received by the stockholders of the Company in the Offer and the Merger was fair to such stockholders from a financial point of view. A copy of the Fairness Opinion is attached as Exhibit 5 hereto and is incorporated herein by reference. The Fairness Opinion is described in more detail below.

  (b) Background. On April 8, 1996, representatives of Montgomery, co-underwriter of the Company's March 1996 public offering, attended a meeting with representatives of Sears to review with Sears possible acquisition candidates, including Orchard. In late April 1996, representatives of Montgomery mentioned to representatives of Freeman Spogli & Co. Incorporated ("FS&Co.") that Sears might be interested in pursuing acquisition discussions with Orchard. Also in late April, John Berg, Managing Director of Montgomery, the Company's financial advisor, telephoned Alan Lacy, Executive Vice President and Chief Financial Officer of Sears, to discuss the possibility of a transaction involving the Company and Sears. On May 21, 1996, representatives of FS&Co. discussed with Orchard's management authorizing Montgomery to continue discussions with Sears concerning the possible acquisition of the Company by Sears. At a May 23, 1996 meeting of the Board of Orchard, the Board determined to pursue preliminary discussions with Sears concerning Sears' possible acquisition of the Company.

  On May 31, 1996, the Company and Sears entered into the Confidentiality Agreement. On the same date, representatives of the Parent met in San Jose, California with Maynard Jenkins, President and Chief Executive Officer of the Company, J. Frederick Simmons of FS&Co., a director of the Company, and Mr. Berg to discuss Sears and the Company's business and operations. During the week of June 3, 1996, general financial and other operational information was provided to Sears as part of its due diligence review of the Company.

   On June 24, 1996, representatives of Sears met with representatives of the Company, including Mr. Jenkins and FS&Co. in San Jose, California to further discuss a possible transaction between Sears and the Company. The parties agreed to a two-stage due diligence process in which Sears would initially review nonpublic information which the Company considered to be less competitively sensitive, after which Sears would state the approximate value it would consider paying in an acquisition, subject to due diligence, Board approval and other conditions, the type of consideration to be paid, and the process Sears would be willing to follow in proceeding with due diligence and potential acquisition discussions. Later that week, additional information was provided to Sears.

  On June 28, 1996, the Board of the Company held a telephonic meeting and reviewed the status of discussions with Sears and the information, including operating projections prepared by management, that had been provided to Sears. The Board did not, and had not previously, analyzed or approved these projections and the assumptions underlying the projections. The Board authorized and directed Mr. Simmons and Matt L. Figel of FS&Co., a director of the Company, working with management, to engage in further discussions with Sears in an effort to obtain an acquisition proposal to be presented to the Board. The Board authorized and approved the retention of Montgomery as the Board's independent financial advisor for a possible transaction with Sears.

  On July 1, 1996, Susan Field, Managing Director Mergers & Acquisitions of Merrill Lynch, the Parent's financial advisor in connection with the transaction, had a telephone conversation with Mr. Berg. During this conversation, the financial advisors of the two companies discussed the Company's business generally and the possibility of a transaction between the Company and the Parent.

  On July 10, 1996, representatives of the Company, including Mr. Jenkins, FS&Co. and Montgomery, met in Chicago, Illinois with representatives of Sears, including Arthur Martinez, Chairman and Chief Executive Officer of Sears, and Merrill Lynch, to exchange further information and further discuss and review the Company and its business and Sears and its business.

  On July 17, 1996, Ms. Field telephoned Mr. Berg to explain that Sears, based on its due diligence review of the Company to date, and subject to further extensive due diligence, negotiation of a satisfactory definitive agreement and approval by the Sears Board of Directors, was interested in acquiring Orchard at a price of $34.00 per share. On July 23, 1996, Mr. Berg telephoned Ms. Field to suggest that the Company expected the price per share to be in the range of $37.00 per share. Berg also stated that if Sears confirmed its interest at $37.00 per share, the Company was prepared to provide the next level of confidential information to Sears, although the most sensitive information would not be provided until later in the process after the parties had reached general agreement on major definitive agreement issues. Ms. Field telephoned Mr. Berg on July 24, 1996 to respond that Sears, subject to further diligence, negotiation of a satisfactory definitive agreement and Parent Board approval, was interested in acquiring Orchard at a price of $35.00 per share. On July 24, 1996, Mr. Figel contacted members of the Board to discuss the status of discussions to date, Sears' further due diligence requirements and the agreed upon due diligence process, and the schedule for continuing discussions and negotiation of a definitive agreement.

  During the week of July 29, 1996, counsel to Sears furnished the Company and FS&Co. with drafts of the Merger Agreement and Stockholder Agreement. On August 2, 1996, representatives of Sears, Ms. Field and counsel for Sears met in Los Angeles, California with representatives of Orchard, Montgomery and counsel for Orchard and FS&Co. to negotiate the major issues under the Merger Agreement and the Stockholder Agreement, including the provisions relating to other potential bidders, termination fees, conditions to the tender offer, the scope of the representations and warranties and general terms and conditions of the option on Shares and Preferred Shares of the Company owned by the Stockholders, which option Sears required as a condition to entering into the Merger Agreement. During the week of August 5, 1996, counsel for the Company and FS&Co. and counsel for Sears continued negotiations on the terms of the Merger Agreement and the Stockholder Agreement.

  During the weeks of July 29, August 5 and August 12, representatives of Sears, counsel for Sears and Sears' accountants conducted an extensive due diligence review of the Company, including reviewing store leases, accounting and tax-related information, employee benefit plans and other matters. Representatives of Sears also met with Mr. Jenkins and Mr. Figel to discuss employee benefit arrangements for the Company's employees following the consummation of the Offer, as well as retention bonuses and severance benefits to be paid by Sears after completion of the Offer.

  On August 12, 1996, the Board reviewed the terms of the Offer, the Merger Agreement and the Stockholder Agreement and received presentations from Montgomery and legal counsel. On August 14, 1996, the Board of Directors of Sears determined to make an offer to acquire the Company at a price of $35.00 per Share in cash. Also on August 14, 1996, the Board of Directors of the Company held a special meeting to review, with the assistance of the Board's financial and legal advisors, the proposed Merger Agreement, Stockholder Agreement and the transactions contemplated thereby, including the Offer and the Merger. At such meeting, the Company's management and financial and legal advisors discussed the transaction with the Board, and Montgomery provided the Fairness Opinion to the effect that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The Fairness Opinion is described in more detail below and is attached to this Schedule 14D-9 as Exhibit 5. Stockholders are urged to read the full text of that opinion. Following the review of the transaction by the Board of Directors of the Company, the Board, by unanimous vote, authorized the execution and delivery of the Merger Agreement and the Stockholder Agreement, determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and recommended that stockholders of the Company approve and adopt the Merger Agreement. The Board of the Company also approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the Stockholder Agreement. In the evening on August 14, 1996, the Merger Agreement and the Stockholder Agreement were executed, and the transactions were publicly announced on August 15, 1996.

  Review of the Offer. In arriving at its decision to approve the transactions contemplated by the Merger Agreement and to recommend acceptance of the Offer, the Board considered, among other things, (i) the terms and conditions of the Offer and the Merger Agreement, including the amount and form of the consideration being offered to the Company's stockholders; (ii) the fact that the $35.00 per share price in the Merger Agreement represents a premium of 17.6% over the closing sale price of $29.75 per share as reported on the New York Stock Exchange on August 14, 1996, the date the Board authorized and approved the Merger Agreement; (iii) the recent and historical market prices and trading volume of the Common Stock, including trading history during the current year and the Company's all-time trading high; (iv) the Board's knowledge of the business, operations, prospects, properties, assets and historical and projected earnings of the Company; (v) the Company's projected performance for the third and fourth quarters of the current fiscal year, including the difficulty of sustaining its rate of comparable store sales growth; (vi) the requirement for considerable additional resources to establish a meaningful presence in Southern California and performance factors in that market; (vii) the financial condition and business reputation of the Parent, and the ability of the Parent and the Purchaser to complete the Offer and the Merger in a timely manner; (viii) the high degree of certainty that the Offer will close, including the absence of any financing condition or any other term or condition which in the Board's view was unduly onerous or could materially impair the consummation of the Offer or the Merger; (ix) the limited number of possible alternative buyers, including government regulatory limitations and restrictions likely to be imposed with respect to certain buyers, and the Board's conclusion that any such alternative transaction was not reasonably likely to result in a more favorable combination of price, form of consideration and likelihood of consummation than the Offer and the Merger; and (x) the financial presentation of Montgomery, including the receipt at the meeting of the Board held on August 14, 1996, of the Fairness Opinion to the effect that, as of such date, and on the basis of the various factors described to the Board at the August 12, 1996 and August 14, 1996 meetings, the $35.00 in cash per share to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. A description of the Fairness Opinion and the matters reviewed and analyzed by Montgomery is set forth below.

  Additionally, the Board considered its ability to provide information to other interested parties and the importance of its right, in the exercise of its fiduciary duties, to review other unsolicited acquisition proposals and to terminate the Merger Agreement and accept such proposals if the Board determined any such proposal was financially superior to the Offer. The Board also considered and evaluated the possible impact of the Termination Fee and the Stockholder Agreement on such proposals and received advice and analysis from Montgomery with respect to the possible impact of the Termination Fee and the Stockholder Agreement on alternative proposals. The Board also reviewed and considered that approximately $131,500,000 in indebtedness may become due or the Company will be required to offer to repurchase such indebtedness after consummation of the Offer and considered the Company's ability, with Sears approval, which will not be unreasonably withheld, to refinance such debt, if necessary. In this connection, the Board also considered Sears investment in the Company after consummation of the Offer and that Sears has and would in all likelihood provide the resources to refinance such indebtedness.

  In light of all the factors set forth above, the Board approved the Merger, the Merger Agreement and the Stockholder Agreement. In view of the variety of factors considered in connection with its evaluation of the Transactions, the Board did not assign relative weights to the specific factors considered in reaching its decision.

  Fairness Opinion. Pursuant to an engagement letter dated July 31, 1996, the Company retained Montgomery to act as its financial advisor in connection with the consideration by the Company of the Offer and the Merger (the "Transactions"). Montgomery is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Montgomery as its financial advisor on the basis of Montgomery's experience and expertise in transactions similar to the Transactions, its reputation in the retail and investment communities and its existing investment banking relationship with the Company.

  On August 14, 1996, Montgomery delivered to the Board of the Company its oral and written Fairness Opinion that the consideration to be received by the Company's stockholders in the Transactions is fair to such stockholders, from a financial point of view, as of that date. The amount of such consideration was determined pursuant to negotiations between the Company and Sears and not pursuant to recommendations of Montgomery.

No limitations were imposed by the Company on Montgomery with respect to the investigations made or procedures followed in rendering its opinion.

  The full text of Montgomery's written opinion to the Board of the Company is attached hereto as Exhibit 5 and is incorporated herein by reference. The following summary of Montgomery's opinion is qualified in its entirety by reference to the full text of the opinion. Montgomery's opinion is directed to the Board of the Company and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares pursuant to the Offer or how such stockholder should vote with respect to the Merger.

  In connection with its opinion, Montgomery, among other things: (i) reviewed publicly available financial and other data with respect to the Company, including the consolidated financial statements for recent years and interim periods to April 28, 1996 and a draft of the Company's August 15, 1996 earnings release for the quarter ended July 28, 1996, and certain other relevant financial and operating data relating to the Company made available to Montgomery from published sources and from the internal records of the Company; (ii) reviewed the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Company's Common Stock; (iv) compared the Company from a financial point of view with certain other companies in the retail industry which Montgomery deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the retail industry which Montgomery deemed to be comparable, in whole or in part, to the Transactions; (vi) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to Montgomery by them, including financial forecasts and related assumptions of the Company through 1997 prepared by the Company's management in consultation with Montgomery (which forecasts reflected discussions with Montgomery and certain more conservative assumptions than were utilized in the preparation of the operating projections furnished to Sears in June 1996) plus extensions of those forecasts through 2000 prepared by Montgomery based on assumptions consistent with those underlying the Company management forecasts; (vii) made inquiries regarding and discussed the Offer to Purchase, the Transactions and the Merger Agreement and other matters related thereto with the Company's counsel; and (viii) performed such other analyses and examinations as Montgomery deemed appropriate.

  In connection with its review, Montgomery did not assume any obligation independently to verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to Montgomery by the Company's management through 1997, upon management's advice and with the consent of the Board of the Company, Montgomery assumed for purposes of its opinion that such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and that they provide a reasonable basis upon which Montgomery can form its opinion. Montgomery prepared its own extensions of those forecasts through 2000 using assumptions consistent with those underlying the Company management forecasts. The Company does not publicly disclose internal management forecasts of the type provided to Montgomery by its management in connection with Montgomery's review of the Transactions. Such forecasts were not prepared with a view toward public disclosure. In addition, such forecasts were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. Montgomery has assumed no liability for such forecasts. Montgomery also assumed that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of its last financial statements made available to Montgomery (including the Company's August 15, 1996 earnings release for the quarter ended July 28,
1996). Montgomery relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Transactions and the Merger Agreement. Montgomery assumed that the Transactions will be consummated in a manner that complies in all respects with the applicable provisions of the Exchange Act and all other applicable federal and state statutes, rules and regulations. In addition, Montgomery did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Montgomery furnished with any such appraisals. Finally, Montgomery's opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to Montgomery as of, August 14, 1996. Although subsequent developments may affect that opinion, Montgomery did not assume any obligation to update, revise or reaffirm the opinion.

  Montgomery also assumed, with the consent of the Company's management, that the Transactions will be consummated in accordance with the terms described in the Merger Agreement without any amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder.

  No other company or transaction used in the comparable transactions analysis or the premiums paid analysis as a comparison is identical to the Company or the Transactions. Accordingly, an analysis of the results of the following is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Transactions are being compared.

  Set forth below is a brief summary of the report presented by Montgomery to the Company's Board on August 14, 1996 in connection with the Fairness Opinion.

  Comparable Company Analysis. Using public and other available information, Montgomery calculated the imputed per share value of the Company's Common Stock based on the multiples of last twelve months' revenues ("LTM Revenues"), last twelve months' earnings before interest, taxes, depreciation and amortization ("LTM EBITDA"), last twelve months' earnings before interest and taxes ("LTM EBIT"), estimated 1996 earnings per share ("EPS") and estimated 1997 EPS at which eight publicly traded building materials retailers (the "Building Materials Retailers"), and sixteen publicly traded medium growth retailers (the "Medium Growth Retailers") were trading on August 9, 1996. The August 9, 1996 stock prices of the Building Materials Retailers and the Medium Growth Retailers reflected the following median multiples, respectively: 0.3x and 0.6x LTM Revenues; 8.1x and 9.9x LTM EBITDA; 11.3x and 11.4x LTM EBIT; 15.6x and 17.4x estimated 1996 EPS, and 12.7x and 14.8x estimated 1997 EPS. Montgomery applied the median multiples for Building Materials Retailers and the Medium Growth Retailers to the applicable statistics for the Company, and made applicable adjustments to reflect the Company's net debt (defined as debt minus cash) at July 28, 1996 ($99.1 million). This analysis indicated an imputed equity value (defined as aggregate value minus net debt) of the Company of between $226.9 million and $281.8 million, or between $25.17 and $31.26 per share.

  Comparable Transactions Analysis. Montgomery reviewed the consideration paid in eleven acquisitions of comparable specialty retailers that have been announced since 1994. Montgomery analyzed the consideration paid in such transactions as a multiple of the target companies' LTM Revenues and LTM EBITDA. Such analysis yielded mean and median multiples of 0.3x and 0.6x LTM Revenues and 7.7x and 8.1x LTM EBITDA. Montgomery then applied the foregoing multiples to the Company's LTM Revenues and LTM EBITDA, subtracted the Company's net debt as of July 28, 1996 ($99.1 million) and excluded valuations that Montgomery deemed to be unrealistically low. This analysis indicated an imputed equity value of the Company of between $244.0 million and $263.0 million, or between $27.07 and $29.18 per share.

  Premiums Paid Analysis. Montgomery reviewed the consideration paid in comparable U.S. acquisitions involving cash consideration of between $100 million and $500 million that have been announced since January 1, 1995. Montgomery calculated the premiums paid in these transactions over the applicable stock price of the target company one month, one week and one day prior to the announcement of the acquisition offer, and then calculated the mean and median of those premiums. Montgomery then applied the mean and median premiums so derived to the Company's closing stock prices on July 12, 1996 ($26.13), August 2, 1996 ($27.88) and August 9, 1996 ($29.00), and subtracted the Company's net debt as of July 28, 1996 ($99.1 million). This analysis indicated an imputed equity value of the Company of between $306.2 million and $323.7 million, or between $33.96 and $35.90 per share.

  Discounted Cash Flow Analysis. Montgomery applied a discounted cash flow analysis to the Company's financial forecasts for 1996 and 1997, prepared by the Company's management in consultation with Montgomery, and for 1998 through 2000, prepared by Montgomery using assumptions consistent with those underlying the 1996 and 1997 forecasts. The Company did not provide Montgomery with any financial forecasts for periods beyond 1997. These forecasts were prepared in August, 1996 and included certain more conservative assumptions as to the improvement in gross profit margins, and reductions in selling expenses and general and administrative expenses as a percentage of revenues, than those used in preparing the operating projections furnished to Sears in June, 1996. Assumptions are inherently uncertain and are subject to significant economic and competitive factors which are difficult or impossible to predict with accuracy, and management agreed with Montgomery that the use of these more conservative assumptions was appropriate. The use of these more conservative assumptions reduced the Company's forecasted EBITDA for 1996 and 1997 by approximately 8.0% and 8.3%, respectively, from those reflected in the operating projections furnished to Sears. Montgomery confirmed to management of the Company that if Montgomery had utilized the projections furnished to Sears in June, 1996 in its analysis it would not have reached a different conclusion with respect to the fairness of the Transactions.

  In conducting its discounted cash flow analysis, Montgomery first calculated the estimated future streams of free cash flows that the Company would produce through 2000. Second, Montgomery estimated the Company's aggregate value at the end of 2000 by applying multiples of between 7.5x and 8.5x to the Company's estimated EBITDA in 2000 and adding the Company's current net debt ($99.1 million). Such cash flow streams and aggregate values were discounted to present values using a discount rate of approximately 16.0%, and such present values were then reduced by the Company's net debt as of July 28, 1996 ($99.1 million). This analysis indicated an imputed equity value of the Company of between $264.7 million and $305.3 million, or between $29.36 and $33.87 per share.

  While the foregoing summary describes all analyses and examinations that Montgomery deems material to its opinion, it is not a comprehensive description of all analyses and examinations actually conducted by Montgomery. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Montgomery believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board of the Company. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Montgomery's view of the actual value of the Company.

  In performing its analyses, Montgomery made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Montgomery are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Montgomery's analysis of the fairness of the Transactions to the Company and were provided to the Board of the Company in connection with the delivery of Montgomery's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Montgomery used in its analyses various projections of future performance prepared by the managements of the Company. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

  As described above, Montgomery's opinion and presentation to the Board of the Company were among the many factors taken into consideration by the Board of the Company in making its determination to approve, and to recommend that its stockholders approve, the Transactions.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement dated July 31, 1996 (the "Engagement Letter"), the Company engaged Montgomery to act as its financial advisor in connection with the Transactions. If the Transactions are effected, the Engagement Letter provides for the Company to pay Montgomery a fee of $3,000,000 in the event that the Company is acquired pursuant to the Offer or other negotiated purchase during the term of the Engagement Letter or within one year of termination of the Engagement Letter. The fee is not conditioned on the outcome of Montgomery's opinion or whether or not such opinion was deemed to be favorable for any party's purposes. The Company's obligation to pay Montgomery's fee is contingent upon the consummation of the Transactions. The Board of the Company was aware of this fee and took it into account in considering Montgomery's opinion and in approving the Merger Agreement and the transactions contemplated thereby. The Engagement Letter also calls for the Company to reimburse Montgomery for its reasonable out-of-pocket expenses. Pursuant to a separate letter agreement, the Company has agreed to indemnify Montgomery, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

  In the ordinary course of its business, Montgomery actively trades the equity securities of the Company and Sears for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Montgomery also has acted as an underwriter in connection with offerings of securities of the Company and performed various investment banking services for the Company, for which it has received customary fees.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except pursuant to the Company's Stock Option Plans and for the transactions contemplated by the Offer, the Merger, the Merger Agreement, the Stockholder Agreement and the Payment Agreements, no transactions in the Shares have been effected during the past sixty (60) days by the Company or, to the best knowledge of the Company, by any executive officer, director or affiliate of the Company. In connection with the Merger, the Board has accelerated the vesting of outstanding stock options and will offer to pay to employees the difference between the option exercise price and $35.00, after consummation of the Offer.

  (b) To the best of the Company's knowledge, all of the Company's executive officers, directors and affiliates presently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described in Items 3(b) and 4(b) above, no negotiation is being undertaken or is underway by the Company in response to the Offer, the Merger, the Merger Agreement or the Stockholder Agreement that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiaries, (iii) a tender offer for or acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  1. Agreement and Plan of Merger, dated August 14, 1996, by and among the Company, the Purchaser and the Parent.*

  2. Stockholder Tender and Option Agreement, dated August 14, 1996, by and among the Purchaser, the Parent, the Company, FS Equity Partners II, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P.*

  3. Pages 2 through 11 of the Company's Proxy Statement, dated April 10,
     1996.*

  4. Press release issued by the Company and the Parent on August 15, 1996.*

  5. Fairness Opinion of Montgomery, dated August 14, 1996.

  6. Letter to Stockholders, dated August 21, 1996, from Maynard Jenkins, President and Chief Executive Officer of the Company.

  7. Letter Agreement, dated August 14, 1996, between the Company and Maynard Jenkins.*

  8. Confidentiality Agreement, dated May 31, 1996, between the Company and Sears, Roebuck and Co.*

  9. Form of Letter Agreement between the Company and Holders of Options under the Company's Amended 1989 Nonqualified Stock Option Plan, the Company's 1993 Non-Employee Directors Stock Option Plan, the Company's 1993 Stock Option Plan and the Company's 1996 Non-Employee Directors Stock Option Plan.*

  10. Notice and Agreement Regarding Conversion and Tender, dated as of August 14, 1996, by and among the Company, the Parent, FS Equity Partners III, L.P., FS Equity Partners International, L.P. and ChaseMellon Shareholder Services, L.L.C.*

  11. Employment Agreement, dated as of March 22, 1996, by and between the Company and Dale D. Ward.*
- --------
*Not included in copies mailed to stockholders.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: August 21, 1996                    Orchard Supply Hardware Stores
                                           Corporation


                                          By /s/ Stephen M. Hilberg
                                             ----------------------------------
                                             Name: Stephen M. Hilberg
                                             Title: Chief Financial Officer

                                                                     SCHEDULE I

                  ORCHARD SUPPLY HARDWARE STORES CORPORATION
                               6450 VIA DEL ORO
                          SAN JOSE, CALIFORNIA 95119

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about August 21, 1996, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") to the holders of record of the Common Stock at the close of business on or about August 13, 1996. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9 and the Merger Agreement. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board. As further set forth below, the Merger Agreement requires the Company to take all actions necessary to cause Purchaser's Designees (as defined below) to be elected to the Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 21, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, September 18, 1996, unless the Offer is extended.

  The information contained in this Information Statement concerning Purchaser's Designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                              BOARD OF DIRECTORS

GENERAL

  The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of August 1, 1996, there were 7,542,323 shares of Common Stock outstanding (not including 1,280,000 shares of Common Stock issuable upon conversion of Preferred Stock). The Board currently consists of eight members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

  The following sets forth certain information concerning the members of the Board as of August 1, 1996.

                                                                       DIRECTOR
                 NAME                 AGE  POSITION WITH THE COMPANY    SINCE
                 ----                 ---  -------------------------   --------
 Maynard Jenkins.....................  54 President, Chief Executive     1989
                                          Officer and Director
 Stephen M. Hilberg..................  52 Vice President-Finance,        1989
                                           Chief Financial Officer
                                           and Director
 Matt L. Figel.......................  36 Director                       1995
 Morton Godlas*+.....................  73 Director                       1993
 William A. Hall+....................  64 Director                       1995
 J. Frederick Simmons*...............  41 Director                       1989
 Ronald P. Spogli*...................  48 Director                       1989
 Mac Allen Culver....................  54 Director                       1996

- --------
*  Member of the Compensation Committee.
+  Member of the Audit Committee.

  Mr. Jenkins has served as President of the Company and a Director since May 1989 and as Chief Executive Officer since 1986. Before joining the Company, Mr. Jenkins served as the President and Chief Operating Officer of Pay 'n Save, Inc., a retail drug store chain. Mr. Jenkins is also a member of the Board of Directors of Ross Stores, Inc., an off-price retail apparel chain.

  Mr. Hilberg has served as Chief Financial Officer and Vice President-Finance of the Company since 1981. From 1978 to 1981, Mr. Hilberg served as the Corporate Controller of Franklin Stores, a retail chain of discount department and ladies' apparel stores.

  Mr. Figel has been employed by an affiliate of FS&Co., a private investment company, since 1986. Mr. Figel is also a member of the Board of Directors of Buttrey Food and Drug Stores Company.

  Mr. Godlas is a management consultant with more than 45 years of retail experience. Since 1982, Mr. Godlas has been President and Chief Executive Officer of M. Godlas, Inc., a retail consulting firm. From 1978 to 1982, Mr. Godlas was Corporate Senior Vice President-General Merchandise at Lucky Stores, Inc., a retail supermarket chain.

  Mr. Hall founded Sight & Sound Distributing Company, a media and software distribution company, in 1984 and has served as President and Chief Executive Officer since that time.

  Mr. Simmons joined FS&Co. in 1986 and became a general partner in January 1991. Mr. Simmons is also a member of the Board of Directors of Buttrey Food and Drug Stores Company and EnviroSource, Inc.

  Mr. Spogli is a founding partner of FS&Co., which was founded in 1983. Mr. Spogli is the Chairman of the Board and a Director of EnviroSource, Inc. Mr. Spogli also serves on the Board of Directors of Mac Frugal's Bargains . Close-Outs Inc. and Buttrey Food and Drug Stores Company and on the Board of Representatives of Brylane, L.P.

  Mr. Culver has served as President and Chief Operating Officer of St. Ives Laboratories, Inc., a hair and skin care company, since 1987. Mr. Culver has 20 years of retail industry experience. He served as Chairman and Chief Executive Officer of Pay 'n Save, Inc., a retail drug store chain, from 1985 to 1986 and as President and Chief Executive Officer of Gray DrugFair, another retail drug store chain, from 1984 to 1985. Mr. Culver is also a member of the Board of Directors of St. Ives Laboratories, Inc. and IVC Industries, Inc.

  The Company, FS Equity Partners II, L.P. ("FSEP II"), FS Equity Partners III, L.P. ("FSEP III") and FS Equity Partners International, L.P. ("FSEP International") have entered into a Management Rights Agreement, effective as of January 1, 1995, pursuant to which FSEP III can substantially participate in, or substantially influence the conduct of, the management of the Company and its business.

COMMITTEES OF THE BOARD OF DIRECTORS OF THE COMPANY

  The standing committees of the Board are the Audit Committee (the "Audit Committee") and the Compensation Committee (the "Compensation Committee"). The Audit Committee, which presently consists of Messrs. Godlas and Hall, met once during the fiscal year ended January 28, 1996 ("fiscal 1995"). The Compensation Committee, which presently consists of Messrs. Godlas, Simmons and Spogli, met twice during fiscal 1995.

  The Audit Committee recommends to the Board the engagement or discharge of the Company's independent auditors; reviews with the independent auditors the scope, timing and plan for the annual audit, any non-audit services and the fees for audit and other services; reviews outstanding accounting and auditing issues with the independent auditors; and supervises or conducts such additional projects as may be relevant to its duties. The Audit Committee is also responsible for reviewing and making recommendations with respect to the Company's financial condition, its financial controls and accounting practices and procedures.

  The Compensation Committee recommends to the Board compensation policies and guidelines for the Company's executives and oversees the granting of incentive compensation, if any, to such persons. The Compensation Committee also administers the Company's bonus and stock option plans.

MEETINGS AND REMUNERATION

  During fiscal 1995, the Board held four meetings and took various actions by written consent. Each incumbent director attended at least 75% of the aggregate of the total number of meetings held by the Board during fiscal 1995 and the total number of meetings held by all committees of the Board during that period within which he was a director or member of such committee of the Board.

  Each director is elected to hold office until the next annual meeting of stockholders and until his respective successor is elected and qualified. Except for non-employee directors of the Company who are not affiliated with FS&Co. ("Outside Directors"), directors do not receive compensation for service on the Board or any committee of the Board. All directors are reimbursed for their out-of-pocket expenses in serving on the Board and any committee of the Board. Outside Directors receive an annual retainer of $10,000 plus $1,500 for each regular Board meeting attended. The Company has adopted two stock option plans for Outside Directors, the general terms of which are set forth below.

1993 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

  Outside Directors of the Company are eligible to participate in the 1993 Non-Employee Directors Stock Option Plan (the "1993 Directors Plan"). Participants in the 1993 Directors Plan may be granted options to purchase shares of the Company's Common Stock at a purchase price determined by the Compensation Committee. Options granted under the 1993 Directors Plan are not intended to qualify for treatment as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). In no event shall such purchase price be less than 85% of the fair market value of the underlying shares at the time the option is granted, or less than 110% of the fair market value in the case of any participant who owns capital stock possessing more than 10% of the total combined voting power or value of all classes of capital stock of the Company or its subsidiaries. Up to 10,000 shares of the Company's Common Stock may be issued under the 1993 Directors Plan upon the exercise of options granted thereunder, which options vest and become exercisable in annual installments of 20% per year over five years. As of August 1, 1996, options covering 10,000 shares of Common Stock had been granted under the 1993 Directors Plan, 2,000 of which had been exercised. Upon consummation of the Offer, the Company intends to pay the difference between the exercise price of such options and the Offer Price to directors holding such options.

1996 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

  Outside Directors of the Company are eligible to participate in the 1996 Non-Employee Directors Stock Option Plan (the "1996 Directors Plan"). Under the 1996 Directors Plan, on the date of the annual meeting at which an Outside Director is initially elected, such Outside Director automatically will be granted an option to purchase 5,000 shares of Common Stock at an exercise price equal to the average closing price for the Common Stock for the five trading days preceding the date of grant. These options vest and are exercisable in five equal annual installments commencing on the first anniversary of the grant. The 1996 Directors Plan also permits each Outside Director to elect, on the date of each annual meeting at which he or she is elected or re-elected, to receive an option to purchase shares of Common Stock in lieu of being paid that part of the director's fee that is not dependent upon attendance at meetings or services as a chairperson for the ensuing year (the "Retainer Fee"). If the Outside Director makes such an election, on the six-month anniversary of the date of the election (the "Date of Grant"), such Outside Director will be granted an option exercisable for a number of shares of Common Stock equal to the amount of the Outside Director's Retainer Fee divided by 20% of the fair market value of a share of Common Stock at the close of business on the Date of Grant. The exercise price for any such option will be 80% of the fair market value of the Common Stock on the Date of Grant. These options vest and are exercisable on the date of the annual meeting of stockholders following the Date of Grant. The maximum number of shares of Common Stock that may be issued under the 1996 Directors Plan is 75,000. As of August 1, 1996, options covering 5,000 shares of Common Stock had been granted under the 1996 Directors Plan, none of which had been exercised. Upon consummation of the Offer, the Company intends to pay the difference between the exercise price of this option and the Offer Price to director Mac Allen Culver, the holder of this option. Directors Morton Godlas, William A. Hall and Mac Allen Culver will be paid $10,000 each to relinquish option rights under the 1996 Non-Employee Directors Stock Option Plan with respect to the option each elected in lieu of receiving an annual retainer of $10,000.

RIGHT TO DESIGNATE DIRECTORS

  Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of the Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors ("Purchaser's Designees"), rounded up to the next whole number, on the Board as shall give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage, expressed as a decimal, that the aggregate number of shares of Common Stock beneficially owned by the Purchaser or any affiliate of the Purchaser following such purchase bears to the total number of shares of Common Stock then outstanding, and the Company shall, at such time and promptly take all actions necessary to cause the Purchaser's Designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Company shall cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the Board to be appointed to (i) each committee of the Board, (ii) the board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding anything in this paragraph to the contrary, until the earlier of the time the Purchaser acquires a majority of the Fully Diluted Shares and the Effective Time the Company shall use its best efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of each subsidiary of the Company as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of such boards and committees.

  Purchaser has informed the Company that each of Purchaser's Designees has consented to act as a director. It is expected that Purchaser's Designees may assume office as described above and that, upon assuming office, Purchaser's Designees will thereafter constitute at least a majority of the Board of the Company.

  Biographical information concerning each of the Purchaser's Designees and directors and executive officers of the Company is presented below.

PURCHASER'S DESIGNEES

  Purchaser will choose the Purchaser's Designees from among the directors and officers of Purchaser listed in Schedule I of the Schedule 14D-1, a copy of which is being mailed to stockholders of the Company together with this
Schedule 14D-9. Certain biographical information concerning such individuals is set forth below. Purchaser has advised the Company that, if additional Purchaser Designees are necessary to constitute a majority of the Board, such Purchaser Designees will be selected from among Parent's executive officers identified on Annex I to Schedule 14D-1 who agree to be nominated and to serve as directors of the Company.

                                         PRESENT
                                        PRINCIPAL
                                      OCCUPATION OR
                                     EMPLOYMENT AND
                                        FIVE-YEAR
                                       EMPLOYMENT
      NAME                               HISTORY
      ----                           --------------
 Arthur C. Martinez...............  Director of Sears since 1995; Chairman of the Board,
                                    President and Chief Executive Officer of Sears since
                                    August 1995; Chairman and Chief Executive Officer of
                                    the former Merchandise Group of Sears from September
                                    1992 until August 1995; Vice Chairman and Director of
                                    Saks Fifth Avenue from August 1990 to August 1992;
                                    Director of Ameritech Corporation, the Federal Reserve
                                    Bank of Chicago and Northwestern Memorial Hospital;
                                    Trustee of Northwestern University, the Orchestral
                                    Association of the Chicago Symphony Orchestra and the
                                    Art Institute of Chicago; Chairman of the National
                                    Minority Supplier Development Council, Inc.; Chairman
                                    of the Board of Trustees of Polytechnic University.

 Gary L. Crittenden...............  Executive Vice President, Strategy and Business
                                    Development of Sears since 1996; prior to joining the
                                    Company he had been Senior Vice President and Chief
                                    Financial Officer of Melville Corporation (a
                                    diversified specialty retailer) since 1994 and
                                    Executive Vice President and Chief Financial Officer of
                                    Filene's Basement from 1991 to 1994.

 Alan J. Lacy.....................  Executive Vice President and Chief Financial Officer of
                                    Sears since January 1, 1995; prior to joining Sears he
                                    had been Vice President, Financial Services and Systems
                                    of Philip Morris Companies, Inc. and President of
                                    Philip Morris Capital Corporation since September 1993
                                    and Senior Vice President of Kraft General Foods in
                                    charge of finance, strategy and development matters
                                    from September 1989 to September 1993.

 Michael D. Levin.................  Senior Vice President and General Counsel of Sears
                                    since January 1996; Secretary of Sears since March 1,
                                    1996; Partner in the law firm of Latham & Watkins from
                                    1982 to 1996.

 Anthony J. Rucci.................  Executive Vice President, Administration of Sears since
                                    October 1993; prior to joining Sears he had been Senior
                                    Vice President, Strategy, Business Development and
                                    External Affairs and Senior Vice President, Human
                                    Resources, of Baxter International, Inc.

                              EXECUTIVE OFFICERS

  Set forth in the table below are the names, ages and current offices held by all executive officers of the Company.

                                                                                         EXECUTIVE
                                                                                          OFFICER
     NAME                       AGE              POSITION WITH THE COMPANY                 SINCE
     ----                       ---              -------------------------               ---------
Maynard Jenkins................ 54  President, Chief Executive Officer and Director        1986
Dale D. Ward................... 46  Executive Vice President and Chief Operating Officer   1996
                                    Vice President-Finance, Chief Financial Officer
Stephen M. Hilberg............. 52   and Director                                          1981
William G. Collard............. 59  Vice President-Distribution                            1986
Joseph A. DiRocco.............. 46  Vice President-Marketing                               1986
                                    Vice President-Merchandising and
Robert A. Lewis................ 50   General Merchandise Manager                           1978
Carolyn J. McInnes............. 52  Vice President-Human Resources                         1986
Lee Nemechek................... 62  Vice President-Stores                                  1990
Ronald R. Stahl................ 37  Vice President-Store Planning/Real Estate              1996

  Executive officers of the Company are elected by and serve at the discretion of the Board. Other than Mr. Jenkins, no arrangement exists between any executive officer and any other person or persons pursuant to which any executive officer was or is to be selected as an executive officer. See "Compensation--Employment Agreement." None of the executive officers has any family relationship to any director or to any other executive officer of the Company. Set forth below is a brief description of the business experience for the previous five years of all executive officers except Messrs. Jenkins and Hilberg. See "Members of the Board of Directors of the Company."

  Mr. Ward has served as Executive Vice President and Chief Operating Officer since April 1996. He has over 25 years of retail management experience. Mr. Ward served as President and Chief Executive Officer of F&M Super Drug Stores, Inc., a super drug store chain, from 1994 to 1995. He also served as President and Chief Executive Officer of Ben Franklin Stores Inc., a variety and craft store chain, from 1988 to 1993 and as Chairman of Ben Franklin Crafts Inc., a craft store chain, from 1991 to 1993.

  Mr. Collard has served as Vice President-Distribution of the Company since 1986. Mr. Collard joined the Company in 1979 and has over 30 years of warehousing and distribution experience. Prior to joining the Company, Mr. Collard served for seven years as the Operations Supervisor for Fleming Foods, a wholesale grocery distribution company, and for nine years as the Warehouse Foreman for Louis Stores, a retail grocery chain. Mr. Collard is currently responsible for the Company's warehouse and distribution activities.

  Mr. DiRocco has served as Vice President-Marketing of the Company since 1986. From 1983 to 1986 Mr. DiRocco worked in the marketing and advertising departments of the Company. Mr. DiRocco joined the Company in 1983 and has over 15 years of marketing experience in the retail industry.

  Mr. Lewis has served as Vice President-Merchandising and General Merchandise Manager of the Company since 1978. Mr. Lewis began his career at the Company in 1961 and is responsible for all aspects of the Company's merchandising and buying program.

  Ms. McInnes has served as Vice President-Human Resources of the Company since 1986. Ms. McInnes joined the Company in 1979 as Director of Training. She is responsible for all of the Company's training, personnel, wage and benefits related matters.

  Mr. Nemechek joined the Company in March 1987 as a Regional Manager and was promoted to Vice President-Stores in July 1990. Prior to joining the Company, Mr. Nemechek had over 30 years of experience in grocery and general merchandise retailing. Mr. Nemechek is responsible for all aspects of store operations.

  Mr. Stahl joined the Company in February 1987 and has served as the Director of Store Planning since 1992. Mr. Stahl was promoted to Vice President Store Planning and Real Estate in 1996. Mr. Stahl has over 17 years of retail construction experience and is responsible for all aspects of construction, real estate and store facilities.

                                 COMPENSATION

  The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company paid or accrued by the Company for each of the fiscal years in the three year period ended January 28, 1996 to the President and Chief Executive Officer and each of the four other most highly compensated executive officers of the Company:

                          SUMMARY COMPENSATION TABLE

                                                                    LONG TERM COMPENSATION
                                                                 -----------------------------
                                     ANNUAL COMPENSATION                AWARDS         PAYOUTS
                              ---------------------------------- --------------------- -------
                                                                            SECURITIES
                                                                            UNDERLYING
                                                    OTHER ANNUAL RESTRICTED  OPTIONS/   LTIP      ALL OTHER
   NAME AND PRINCIPAL         SALARY(1) BONUS(1)(2) COMPENSATION   STOCK     SARS(4)   PAYOUTS COMPENSATION(5)
       POSITIONS         YEAR    ($)      (3)($)        ($)      AWARDS ($)    (#)       ($)         ($)
   ------------------    ---- --------- ----------- ------------ ---------- ---------- ------- ---------------
Maynard Jenkins......... 1995  337,692    487,794        --           0       20,000       0       18,730
 President and Chief     1994  325,000    240,351        --           0          --        0        9,956
 Executive Officer       1993  318,000    330,701        --           0        7,500       0       18,795
Stephen M. Hilberg...... 1995  125,338     70,088        --           0        8,000       0       18,766
 Vice President-Finance
  and                    1994  123,031     21,752        --           0          --        0       10,028
 Chief Financial Officer 1993  119,054     43,504        --           0        4,500       0       13,353
Robert A. Lewis......... 1995  107,654     59,858        --           0        5,000       0       17,281
 Vice President-         1994  106,116     18,735        --           0           --       0        9,166
 Merchandising and
  General                1993  102,319     37,470        --           0        3,000       0       10,577
 Merchandise Manager
Joseph A. DiRocco....... 1995   96,804     52,567        --           0        5,000       0       16,718
 Vice President-
  Marketing              1994   96,804     17,146        --           0          --        0       13,135
                         1993   93,692     34,292        --           0        3,000       0       14,989
Robert J. Wittman(6).... 1995  240,000    155,269        --           0       15,000       0       11,124
 Executive Vice
  President              1994      --         --         --           0          --        0          --
 and Chief Operating
  Officer                1993      --         --         --           0          --        0          --

- --------
(1) Amounts shown include compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

(2) Represents payments made to executive officers pursuant to the Company's Performance Bonus Plan (defined below) and bonuses paid to Maynard Jenkins of $100,000 for fiscal 1993 and $125,000 for each of fiscal 1994 and 1995 pursuant to his employment agreement. See "Employment Agreement."

(3) The Company has instituted a bonus plan (the "Performance Bonus Plan") covering senior management (the President and eight Vice Presidents) which provides for annual bonus payments based upon the Company's performance against annually established target levels. For fiscal 1993 and fiscal 1995, annual bonus payments were based on the targets in effect for that year. For fiscal 1994, although no bonus was payable under the annually established targets, the Compensation Committee concluded that senior management merited bonuses based on its performance in managing the significant expansion undertaken during the year.

(4) Represents options granted under the Company's 1993 Stock Option Plan (the "1993 Plan"). The options granted under the 1993 Plan were granted at fair market value on the date of the grant, were for a term of ten years and vest in four equal annual installments, commencing on the date of grant. The exercise price was $17.10 for fiscal 1993 grants and $7.75 for fiscal 1995 grants.

(5) For Mr. Jenkins, amount includes: (i) $2,250 matching contributions to the Company's 401(k) plan, (ii) $5,358 profit-sharing payments, (iii) $10,000 matching savings bonus, (iv) $669 automobile allowance and (v) $453 in payments toward group life insurance plan. For Mr. Hilberg, amount includes: (i) $2,250 matching contributions to the Company's 401(k) plan,
    (ii) $5,358 profit-sharing payments, (iii) $10,000 matching savings bonus,
    (iv) $705 automobile allowance and (v) $453 in payments toward group life insurance plan. For Mr. Lewis, amount includes: (i) $2,055 matching contributions to the Company's 401(k) plan, (ii) $4,774 profit-sharing payments, (iii) $10,000 matching savings bonus and (iv) $453 in payments toward group life insurance plan. For Mr. DiRocco, amount includes: (i) $1,870 matching contributions to the Company's 401(k) plan, (ii) $4,221 profit-sharing payments, (iii) $10,000 matching savings bonus, (iv) $183 automobile allowance and (v) $444 in payments toward group life insurance plan. For Mr. Wittman, amount includes: (i) $10,000 matching savings bonus, (ii) $702 automobile allowance and (iii) $422 in payments toward group life insurance plan. Itemized disclosure of amounts of other compensation in fiscal 1994 and fiscal 1993 is not required.

(6) Mr. Wittman resigned from the Company in March 1996.

EMPLOYMENT AGREEMENTS

  Ward Agreement. Mr. Ward has an employment agreement renewable annually providing for a base salary of $220,000 per year and a bonus of up to 30% of such base salary under the Company's Executive Incentive Compensation Plan. Pursuant to this agreement, on April 8, 1996, Mr. Ward was granted the option to purchase 10,000 shares of the Company's Common Stock at an exercise price of $24.15 per share. During the first full year of employment or after the first full year of employment, in the event Mr. Ward is terminated without cause the Company shall pay Mr. Ward's base salary (but not fringe benefits or perquisites or other compensation) for a period of twelve months from the date of termination.

  Jenkins Employment Agreement. Mr. Jenkins is party to an employment agreement which was amended in February 1996 to provide for a base annual salary of not less than $525,000 per year and bonuses and fringe benefits determined from time to time by the Company. The amendment eliminated an additional $125,000 guaranteed bonus payable to Mr. Jenkins annually. Except in the event of termination of employment for cause, death or disability, the current term of Mr. Jenkins' employment agreement will expire on December 31, 1999. The employment agreement shall automatically renew for a two year term on each expiration date until notice of termination is given by the Company. Upon termination of employment for death or disability, Mr. Jenkins is entitled to a severance payment equal to six months of his salary. Upon termination of employment other than for cause, death or disability, Mr. Jenkins is entitled to a severance payment consisting of three years' base salary plus the target bonus applicable to the earning year in progress at the date of termination.

  Jenkins Agreement. Pursuant to a Letter Agreement, dated August 14, 1996, by and between Orchard Supply Hardware Corporation and Maynard Jenkins, in the event a "person" or a "group" acquires "beneficial ownership" (within the meanings given such terms under Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of greater than 51% of (a) the capital stock of Orchard Supply Hardware Stores Corporation or (b) the capital stock or assets of Orchard Supply Hardware Corporation, on or before December 30, 1996, through one or a series of transactions (a "Change of Control"), Mr. Jenkins is entitled to payment of a special bonus in cash in an amount equal to the lesser of (x) $800,000 or (y) $1,475,000 less any amounts attributable to any options to purchase the Company's Common Stock held by him that are treated as "parachute payments" under Section 280G, on the Payment Date (as defined below), payable on January 15, 1997 provided there has been a Change of Control (the "Payment

Date"). Mr. Jenkins is entitled to such payment provided that he is employed by the Company on the date of the Change of Control and that he (i) is employed by the Company or, if applicable, the surviving or successor corporation, on the Payment Date or (ii) after the Change of Control but prior to the Payment Date, his employment has been terminated without "cause" by the Company or the surviving or successor corporation or (iii) after the Change of Control but prior to the Payment Date, his employment has been terminated due to his death or total disability for any consecutive six-month period.

  In addition, in the event that after a Change of Control Mr. Jenkins' employment is terminated by the Company or, if applicable, the surviving or successor corporation (including termination of the Employment Agreement under Section 6(a) thereof by the Company or the surviving or successor corporation), other than termination for "cause" or due to his death or total disability for any consecutive six-month period, Mr. Jenkins shall be entitled to the following additional amounts: (a) such amount, if any, in cash which would otherwise be payable to Mr. Jenkins under Section 6(c) of the Employment Agreement but for the limitation contained in such section with respect to
Section 280G; and (b) payment of an amount intended to cover the additional taxes incurred by Mr. Jenkins as a result of the application of Section 280G to the special bonus, the amount otherwise payable under Section 6(c) of the Employment Agreement and the amount attributable under any options to purchase Common Stock held by Mr. Jenkins.

  Parent Discussions with Jenkins. The Parent and Mr. Jenkins have had preliminary discussions regarding the compensation and benefits that Mr. Jenkins may receive after the Effective Time. Mr. Jenkins may become eligible to participate in the Parent's Annual Incentive and Long-Term Incentive Plans, and may receive common shares of the Parent, stock options and other rights with respect to common shares of the Parent. Also, Mr. Jenkins may become eligible to receive performance incentives, bonuses and other compensation and benefits under other programs of the Parent. The Parent and Mr. Jenkins have not entered into an agreement or made any commitment with respect to the nature or amount of such compensation and benefits.

  Option Payment Agreements. The Company has advised the Parent that pursuant to the Merger Agreement the Company has entered into separate option payment agreements (collectively, the "Payment Agreements") with holders of outstanding options to purchase shares of Common Stock ("Company Options") under the Company's Amended 1989 Nonqualified Stock Option Plan, the Company's 1993 Stock Option Plan, the Company's 1993 Non-Employee Directors Stock Option Plan and the Company's 1996 Non-Employee Directors Stock Option Plan (collectively, the "Stock Option Plans"). The Payment Agreements describe, as applicable, the various termination and acceleration provisions of the Stock Option Plans that are triggered by the Offer or the Merger, the Board's determination to accelerate the vesting provisions of all outstanding Company Options to the date of consummation of the Offer and provide for the surrender to the Company of all Company Options for an amount in cash equal to the Merger Consideration less the applicable exercise price per share of the Company Options and less all taxes required to be withheld from such payment (the "Option Consideration"). The Payment Agreements further provide that payment of the Option Consideration will be made after the acceptance of the Shares for payment and purchase pursuant to the Offer and the surrender by the optionholder of the Company Options. Directors Morton Godlas, William A. Hall and Mac Allen Culver will also be paid $10,000 each after consummation of the Offer to relinquish option rights under the 1996 Non-Employee Directors Stock Option Plan with respect to the option each elected in lieu of receiving an annual retainer of $10,000.

  Severance and Other Arrangements. The Parent has agreed that certain senior executives of the Company (other than Mr. Jenkins) will be eligible for a cash severance payment if they are involuntarily terminated by the Company (other than for cause). In the case of each of Messrs. Ward and Hilberg, payment would equal 100% of his annual base salary, plus 100% of his annual target bonus for the year of termination. Other senior executives will be eligible to receive a severance payment in cash in an amount determined by Mr. Jenkins consistent with past practice but not to exceed an amount equal to 100% of annual base salary plus 100% of annual target bonus for the year of termination. In consideration of such severance arrangements, the senior executives will agree to customary non-compete arrangements in the event of voluntary termination of employment with the Company.

  The Parent has also agreed that certain senior executives of the Company (other than Mr. Jenkins) will be eligible for a retention bonus if they continue in employment with the Company until the first anniversary of the Effective Time. Mr. Jenkins will determine the amount of each executive's bonus, but it will not be less than 50% of such executive's annual base salary. The aggregate of all such retention bonuses will not exceed $1,400,000.

STOCK OPTIONS

  Options covering 111,200 shares were granted by the Company during fiscal
1995.

  The following table sets forth information concerning options granted to the President and Chief Executive Officer and to each of the four other most highly compensated executive officers of the Company during fiscal 1995.

                              OPTION GRANTS TABLE

                                        INDIVIDUAL GRANTS
                         ------------------------------------------------
                                                                              POTENTIAL
                                                                           REALIZABLE VALUE
                          NUMBER OF                                       AT ASSUMED ANNUAL
                          SECURITIES   % OF TOTAL                           RATES OF STOCK
                          UNDERLYING  OPTIONS/SARS                        PRICE APPRECIATION
                         OPTIONS/SARS  GRANTED TO  EXERCISE OF             FOR OPTION TERM
                           GRANTED    EMPLOYEES IN BASE PRICE  EXPIRATION ------------------
                            (1)(#)    FISCAL YEAR    ($/SH)       DATE     5%($)    10%($)
                         ------------ ------------ ----------- ---------- -------- ---------
Maynard Jenkins.........    20,000        18.0        7.75      03/03/05    97,479   247,030
Stephen M. Hilberg......     8,000         7.2        7.75      03/03/05    38,991    98,812
Robert A. Lewis.........     5,000         4.5        7.75      03/03/05    24,370    61,758
Joseph A. DiRocco.......     5,000         4.5        7.75      03/03/05    24,370    61,758
Robert J. Wittman.......    15,000        13.5        7.75      03/03/05    73,109   185,273

- --------
(1) All of the options set forth in the table above were granted pursuant to the 1993 Plan.

  The following table sets forth information concerning the aggregate number of options exercised by each of the executive officers named in the "Summary Compensation Table" during fiscal 1995 and outstanding options held by each such officer as of January 28, 1996.

                   OPTION EXERCISES AND YEAR END VALUE TABLE

                                                       NUMBER OF SECURITIES
                                                            UNDERLYING           VALUE OF UNEXERCISED
                                                     UNEXERCISED OPTIONS/ SARS       IN-THE-MONEY
                                                                AT                  OPTIONS/SARS AT
                                                      JANUARY 28, 1996(1)(#)    JANUARY 28, 1996($)(2)
                                                     ------------------------- -------------------------
                         SHARES ACQUIRED    VALUE
     NAME                ON EXERCISE(#)  REALIZED($) EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
     ----                --------------- ----------- ------------------------- -------------------------
Maynard Jenkins.........        --            --           21,147/16,875            314,018/279,890
Stephen M. Hilberg......        --            --           10,637/ 7,125            152,868/115,059
Robert A. Lewis.........        --            --            8,762/ 4,500            130,339/ 72,299
Joseph A. DiRocco.......        --            --            4,552/ 4,500             58,580/ 72,299
Robert J. Wittman.......      3,750        37,500             -- /11,250               --  /198,281

- --------
(1) Represents options granted under the 1993 Plan, under the Company's Amended 1989 Nonqualified Stock Option Plan and to Maynard Jenkins pursuant to a Nonqualified Stock Option Agreement. See "Summary Compensation Table."

(2) Value is determined by subtracting the exercise price from the fair market value (the closing price for the Company's Common Stock as reported on the Nasdaq National Market as of January 26, 1996 ($25.375 per share)) and multiplying the result by the number of underlying shares of Common Stock.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of August 9, 1996 by (i) each person who is known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock, (ii) each director and certain executive officers of the Company, individually, and (iii) all directors and executive officers as a group:

                                                             AMOUNT AND
                                                             NATURE OF   PERCENT
                                                             BENEFICIAL    OF
    TITLE OF CLASS    NAME OF BENEFICIAL OWNER              OWNERSHIP(1)  CLASS
    --------------    ------------------------              ------------ -------
 Common Stock         FS&Co.(2)(3).......................    1,604,043    18.2%
                      Ronald P. Spogli
                      J. Frederick Simmons
                      Matt L. Figel(4)
                      Husic Capital Management(5)........      882,100    11.7%
                      FMR Corp.(6).......................      731,200     9.7%
                      RCM General Corporation(7).........      661,612     8.8%
                      AIM Capital Management, Inc.(8)....      580,500     7.7%
                      Dimensional Fund Advisors Inc.(9)..      370,000     4.9%
                      Maynard Jenkins(10)................      135,987     1.8%
                      Stephen M. Hilberg(11).............       36,722       *
                      Morton Godlas......................        5,500       *
                      William A. Hall....................        6,200       *
                      Mac Allen Culver...................        5,000       *
                      Joseph A. DiRocco(11)..............       21,052       *
                      Robert A. Lewis(11)................       47,222       *
                      Dale D. Ward.......................       10,000       *
                      Directors and Executive Officers as
                       a Group (15 persons)(2)(3)(11)....      347,913     4.5%
 6% Cumulative        FS&Co.(3)..........................      800,000     100%
  Convertible
  Preferred Stock

- --------
  *  Less than 1%
 (1) Except as otherwise indicated below, the persons named have sole voting power and investment power with respect to all shares of capital stock shown as beneficially owned by them, subject to community property laws where applicable. Shares issuable upon exercise of outstanding stock options are reflected in the above table with respect to holders of options because of the determination by the Board to accelerate the vesting of options upon acceptance of Shares of Common Stock for purchase and payment pursuant to the Offer.
 (2) 324,043 shares of Common Stock are owned by FSEP II. As general partner of FSEP II, FS&Co. has the sole power to vote and dispose of such shares. Messrs. Simmons and Spogli and Bradford M. Freeman, William M. Wardlaw and John M. Roth are general partners of FS&Co., and as such may be deemed to be the beneficial owners of the shares of the Company's capital stock indicated as beneficially owned by FS&Co. The business address of FS&Co., its general partners and FSEP II is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.
 (3) 772,135 shares and 27,865 shares of 6% Cumulative Convertible Preferred Stock, $.01 par value per share ("Convertible Preferred Stock"), are owned by FSEP III and FSEP International, respectively, and are convertible into 1,235,416 shares and 44,584 shares of Common Stock, respectively. As general partner of FS Capital Partners, L.P. ("FS Capital"), which is general partner of FSEP III, FS Holdings, Inc. ("FSHI") has the sole power to vote and dispose of the shares owned by FSEP III. As general partner of FS&Co. International, L.P. ("FS&Co. International"), which is the general partner of FSEP International, FS International Holdings Limited ("FS International Holdings") has the sole power to vote and dispose of the shares owned by FSEP International. Messrs. Freeman, Simmons, Spogli, Wardlaw and Roth and Charles P. Rullman are the sole directors, officers and shareholders of FSHI and FS International Holdings, and as such may be deemed to be the beneficial owners of the shares of the Company's capital stock owned by FSEP III and FSEP International. The business address of FSEP III, FS Capital, FSHI and its sole directors, officers and shareholders is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025 and the business address of FSEP International, FS&Co. International and FS International Holdings is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, B.W.I.
 (4) Mr. Figel is an employee of an affiliate of FS&Co.
 (5) The business address of Husic Capital Management is 555 California Street, Suite 2900, San Francisco, California 94104.
 (6) The business address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.
 (7) As the general partner of RCM Limited L.P., which is the general partner of RCM Capital Management ("RCM Capital"), which is the general partner of RCM Capital, RCM General Corporation ("RCM General") may be deemed to be the beneficial owner of such shares. RCM Capital is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. The business address of RCM General is Four Embarcadero Center, Suite 2900, San Francisco, California 94111.
 (8) The business address of AIM Capital Management, Inc. is 11 Greenway Plaza, Suite 1919, Houston, Texas 77046.
 (9) Dimensional Fund Advisors Inc. ("Dimensional") is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. The business address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.
(10) 35,920 shares of Common Stock are held by Maynard L. Jenkins, Jr. and Susan M. Jenkins, Co-Trustees under the Living Trust dated November 10, 1988. The amount stated includes 100,067 shares of Common Stock covered by options which are exercisable within 60 days following August 1, 1996.
(11) The amounts stated include 26,762, 19,262, 15,052 and 241,284 shares of Common Stock covered by options which are exercisable within 60 days following August 1, 1996 with respect to Messrs. Hilberg, Lewis and DiRocco and all directors and executive officers as a group, respectively.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's directors and certain of its officers, and persons who own more than 10% of a registered class of the Company's equity securities (collectively, "Insiders"), to file reports of ownership and changes in ownership with the Commission. Insiders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that its Insiders complied with all applicable Section 16(a) filing requirements for fiscal 1995, with the exception of Messrs. Figel and Hall, each of whom filed a late Form 3 to report his becoming a director of the Company. Messrs. Figel and Hall own no securities of the Company and have had no other transactions to report.

                                 EXHIBIT INDEX

  1. Agreement and Plan of Merger, dated August 14, 1996, by and among the Company, the Purchaser and the Parent.*

  2. Stockholder Tender and Option Agreement, dated August 14, 1996, by and among the Purchaser, the Parent, the Company, FS Equity Partners II, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P.*

  3. Pages 2 through 11 of the Company's Proxy Statement, dated April 10,
     1996.*

  4. Press release issued by the Company and the Parent on August 15, 1996.*

  5. Fairness Opinion of Montgomery, dated August 14, 1996.

  6. Letter to Stockholders, dated August 21, 1996, from Maynard Jenkins, President and Chief Executive Officer of the Company.

  7. Letter Agreement, dated August 14, 1996, between the Company and Maynard Jenkins.*

  8. Confidentiality Agreement, dated May 31, 1996, between the Company and Sears, Roebuck and Co.*

  9. Form of Letter Agreement between the Company and Holders of Options under the Company's Amended 1989 Nonqualified Stock Option Plan, the Company's 1993 Non-Employee Directors Stock Option Plan, the Company's 1993 Stock Option Plan and the Company's 1996 Non-Employee Directors Stock Option Plan.*

  10. Notice and Agreement Regarding Conversion and Tender, dated as of August 14, 1996, by and among the Company, the Parent, FS Equity Partners III, L.P., FS Equity Partners International, L.P. and ChaseMellon Shareholder Services, L.L.C.*

  11. Employment Agreement, dated as of March 22, 1996, by and between the Company and Dale D. Ward.*
- --------
*Not included in copies mailed to stockholders.